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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                     September 2005

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

AMENDED AND RESTATED COMBINATION AGREEMENT

THIS AGREEMENT made on September 19, 2005 effective as of the 14th day of August, 2005,

BETWEEN:

SHORE GOLD INC., a corporation constituted and existing under the laws of Canada,
("Shore Gold")

AND:

KENSINGTON RESOURCES LTD., a corporation constituted and existing under the laws of the Yukon Territory,
("Kensington")

RECITALS:

A.

The respective boards of directors of Kensington and Shore Gold have approved the combination of Shore Gold and Kensington pursuant to the Arrangement, providing for, among other things, the acquisition by Shore Gold on the Effective Date of all of the issued and outstanding Kensington Shares;

B.

The board of directors of Kensington has unanimously determined that the Arrangement is in the best interests of Kensington and is fair to the Kensington Shareholders; and

C.

Subject to the provisions hereof, the board of directors of Kensington has unanimously recommended that the Kensington Securityholders approve the Arrangement at the Kensington Meeting.

NOW, THEREFORE, THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Definitions

In this Agreement, including the Schedules hereto, unless there is something in the subject matter inconsistent therewith, the following terms will have the following meanings and grammatical variations of those terms will have corresponding meanings:

(a)

"Acquisition Proposal" means any offer or proposal, other than the Arrangement, for (i) the direct or indirect acquisition or distribution of Kensington Shares representing more than 25% of the number of Kensington Shares then outstanding; or (ii) any amalgamation, merger, sale of Kensington’s assets representing more than 25% of the book value of its assets (on a consolidated basis), take-over bid, plan of arrangement, exchange offer, issuer bid, dividend or distribution out of the ordinary course of business, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving Kensington or its assets;

(b)

"Act" means the Business Corporations Act (Yukon Territory), as now in effect and as it may be amended or replaced from time to time, prior to the Effective Date;

(c)

"Affiliate" has the meaning attributed to that term in the Act;

(d)

"Agreement", "hereof", "hereunder" and similar expressions mean this agreement, including the recitals and Schedules hereto and includes any agreement or instrument supplementary or ancillary hereto;

(e)

"Amalgamated Kensington" means the corporation created under the Act by the amalgamation of Kensington and Shore Gold Subco pursuant to the Plan of Arrangement;

(f)

"Appropriate Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out in Schedule A hereto;

(g)

"Arrangement" means an arrangement under the provisions of Section 195 of the Act on the terms and conditions set forth in this Agreement and the Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of this Agreement, Article 5 of the Plan of Arrangement or made at the direction of the Court (with the consent of the parties, acting reasonably) in the Final Order;

(h)

"Articles of Arrangement" means the articles of arrangement of Kensington in respect of the Arrangement that are required by the Act to be sent to the Registrar after the Final Order is granted;

(i)

"Benefit Plan" means a pension, retirement, profit sharing, bonus, savings, deferred compensation, stock option, purchase, appreciation, group insurance or other material employee or retiree benefit plan, programme or arrangement, formal or informal, registered, unregistered or supplementary, oral or written, maintained or contributed to, or required to be contributed to, in the case of Kensington, by or on behalf of Kensington or a Subsidiary of Kensington or in respect of which Kensington or a Subsidiary of Kensington has an actual, actuarial or contingent liability and, in the case of Shore Gold, by or on behalf of Shore Gold or a Subsidiary of Shore Gold or in respect of which Shore Gold or a Subsidiary of Shore Gold has an actual, actuarial or contingent liability;

(j)

"Business Day" means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in any of Calgary, Alberta; Saskatoon, Saskatchewan; or Vancouver, British Columbia;

(k)

"Circular" means the management information circular of Kensington to be prepared and sent to Kensington Securityholders in connection with the Kensington Meeting, which shall be in form, scope and content satisfactory to Kensington and Shore Gold, each acting reasonably;

(l)

"Claim" means any written claim or notice of any nature whatsoever, including any demand, dispute, notification of liability, notification of remediation work, order, obligation, debt, cause of action, action, suit, proceeding, litigation, arbitration, judgment, award or assessment;

(m)

"Confidentiality Agreement" means the letter agreement dated as of August 5, 2005 between Kensington and Shore Gold relating to the confidentiality of negotiations and information and the exclusivity of negotiations;

(n)

"Contaminant" means any pollutants, explosives, dangerous goods and substances, underground or above ground storage tanks, deleterious substances, special waste, liquid waste, industrial waste, hauled liquid waste or waste of any other kind, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other substance the storage, manufacture, disposal, handling, treatment, generation, use, transport or release into the environment of which is prohibited, controlled or regulated under any Environmental Law;

(o)

"Court" means the Supreme Court of the Yukon Territory;

(p)

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement;

(q)

"Effective Date" means the date upon which a copy of the Final Order together with the Articles of Arrangement are accepted for filing by the Registrar under the Act giving effect to the Arrangement;

(r)

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

(s)

"Environmental Activity" means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or groundwater;

(t)

"Environmental Law" means any and all Laws in effect on the date hereof relating to pollution or the environment or any Environmental Activity;

(u)

"Environmental Permits" means, collectively, all permits, licences, certificates, variances, remediation orders and authorizations of or any registration with, any Government Entity pursuant to any Environmental Law;

(v)

"FALC JV" means the joint venture formed pursuant to the FALC JVA;

(w)

"FALC JVA" means the Fort a la Corne Joint Venture Agreement, dated January 1, 1995, between Cameco Corporation, Uranerz Exploration and Mining Limited, Monopros Limited and Kensington Resources Ltd.;

(x)

"FALC Project" means the Fort a la Corne diamond exploration and development project that is the subject of the FALC JV;

(y)

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the parties, acting reasonably) on appeal;

(z)

"First Nation" means a First Nation, tribal council or aboriginal group;

(aa)

"GAAP" means Canadian generally accepted accounting principles from time to time and which meet the standards established by the Canadian Institute of Chartered Accountants;

(bb)

"Governmental Entity" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, including securities regulatory authorities, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the TSX and the TSXV;

(cc)

"including" means including without limitation;

(dd)

"Interim Order" means an interim order of the Court pursuant to Section 195(4) of the Act, as such order may be amended, supplemented or varied by the Court, in respect of the Arrangement as contemplated by Section 2.4;

(ee)

"Kensington Assets" means all assets, property and rights in which Kensington holds a participating interest, including, collectively, the right, title, estate and interest of Kensington, in and to the: (i) FALC JV; (ii) the FALC Project; and (iii) the Kensington Claims;

(ff)

"Kensington Broker Warrants" means the outstanding broker warrants each of which entitles the holder thereof to acquire one (1) Kensington Share and one-half of a warrant to purchase one (1) Kensington Share (collectively, the "Kensington Underlying Warrants") upon the valid exercise of such warrant in accordance with the terms thereof;

(gg)

"Kensington Claims" means, collectively, all of the claims, mineral dispositions, mineral leases, options for leases, subleases, licences and documents of title (and any replacements, renewals or extensions thereof or leases derived therefrom) relating to the FALC Project, by virtue of which the FALC JV is granted certain rights with respect to mineral substances within, upon or under the lands governed thereunder or by virtue of which the holder thereof is deemed to be entitled to a share of mineral substances removed from the lands governed thereunder;

(hh)

"Kensington Disclosure Documents" means the following disclosure documents of Kensington:

(i)

annual report to Kensington Shareholders in respect of the fiscal year ended December 31, 2004, including the Kensington Financial Statements contained therein;

(ii)

management information circular in respect of the annual general meeting of Kensington Shareholders held on June 13, 2005;

(iii)

interim unaudited financial statements for the period ended March 31, 2005; and

(iv)

material change reports (other than confidential material change reports) filed with any securities regulatory authority or issued by Kensington since January 1, 2005,

which Kensington Disclosure Documents have been or will have been filed to the extent required by Securities Legislation;

(ii)

"Kensington Disclosure Letter" means the letter dated as of the date hereof delivered by Kensington to Shore Gold;

(jj)

"Kensington Financial Statements" means the audited financial statements of Kensington in respect of the fiscal year ended December 31, 2004 forming part of the Kensington Disclosure Documents;

(kk)

"Kensington Meeting" means the special meeting of the Kensington Securityholders (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the Kensington Resolutions;

(ll)

"Kensington Options" means the rights (whether or not vested) to purchase Kensington Shares which are from time to time outstanding under the Kensington Stock Option Plan;

(mm)

"Kensington Resolutions" means the special resolutions of the Kensington Securityholders approving the Arrangement in accordance with Section 195 of the Act (or any replacement thereof) as contemplated in Section 2.2 hereof, such special resolution to be substantially in the form and content as set out in Schedule B hereto;

(nn)

"Kensington Rights Plan" means the shareholders rights plan set out in the Shareholder Rights Plan Agreement dated as of October 6, 2004 between Kensington and Computershare Investor Services Inc. as rights agent;

(oo)

"Kensington Securityholders" means, collectively, the Kensington Shareholders and the holders of Kensington Options, Kensington Warrants and Kensington Broker Warrants;

(pp)

"Kensington Shareholders" means the holders of Kensington Shares shown from time to time in the register maintained by or on behalf of Kensington in respect of Kensington Shares;

(qq)

"Kensington Shares" means the common shares in the capital of Kensington;

(rr)

"Kensington Stock Option Plan" means the stock option plan dated June 13, 2005 as constituted as of the date hereof pursuant to which participants are granted Kensington Options;

(ss)

"Kensington Underlying Warrants" has the meaning ascribed to such term in definition of Kensington Broker Warrants;

(tt)

"Kensington Warrant Indenture" means the Common Share Purchase Warrant Indenture between Kensington and Computershare Trust Company of Canada dated May 6, 2005;

(uu)

"Kensington Warrants" means the outstanding warrants, each of which entitles the holder thereof to acquire one (1) Kensington Share upon the valid exercise of such warrant in accordance with the terms thereof (including, without limitation, any Kensington Underlying Warrants issued prior to the Effective Time upon the valid exercise of Kensington Broker Warrants);

(vv)

"Law" means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body (including the TSX and the TSXV) or self-regulatory authority, and the term "applicable" with respect to such Law and in the context that refers to one or more Persons, means that such Law applies to such Person or Persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(ww)

"Letter of Transmittal" means the letter of transmittal to be forwarded by Kensington to Kensington's Shareholders with the Circular, which shall be in form and scope satisfactory to Kensington and Shore Gold, each acting reasonably;

(xx)

"Lien" means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property;

(yy)

"Mailing Date" means September 30, 2005, or such later date as agreed upon by Kensington and Shore Gold;

(zz)

"Material Adverse Change", when used in connection with Shore Gold or Kensington, means any change, event, occurrence or change in state of facts with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries including any actual or threatened enforcement, civil or other proceeding by a Governmental Entity that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole, other than any change, event or occurrence (i) relating to the Canadian or United States’ economy or financial, currency exchange, securities or commodity markets in general, or in markets for diamonds on a current or forward basis, (ii) affecting the Canadian or United States diamond mining industry in general, other than where the effects of such change on the relevant party are materially disproportionate to the effects of such change on the other party or (iii) related to the Arrangement or the public announcement thereof or the trading prices of the Kensington Shares or the Shore Gold Shares immediately following or reasonably attributable to the announcement of the Arrangement;

(aaa)

"Material Adverse Effect" means any effect that constitutes a Material Adverse Change;

(bbb)

"Material Agreements" means, in the case of Kensington, all agreements to which Kensington or a Subsidiary of Kensington is a party described or referred to in the Kensington Disclosure Documents and the Kensington Disclosure Letter and all other contracts, agreements, licences and instruments to which Kensington or a Subsidiary of Kensington is a party or by which any of them is bound which are material to Kensington and its Subsidiaries, taken as a whole and, in the case of Shore Gold, means all agreements to which Shore Gold or a Subsidiary of Shore Gold is a party described or referred to in the Shore Gold Disclosure Documents and the Shore Gold Disclosure Letter and all other contracts, agreements, licenses and instruments to which Shore Gold or a Subsidiary of Shore Gold is a party or by which any of them is bound which are material to Shore Gold and its Subsidiaries, taken as a whole;

(ccc)

"Meeting Date" means October 21, 2005 or such later date as agreed upon by Kensington and Shore Gold and set forth in the Interim Order;

(ddd)

"Misrepresentation" has the meaning attributed to that term as at the date hereof in the SSA;

(eee)

"Permitted Lien" means any Lien for Taxes not yet due and payable or the validity of which is being contested at the time by the relevant party in good faith through proper legal proceedings which have been disclosed in the Kensington Disclosure Letter or the Shore Gold Disclosure Letter, as applicable;

(fff)

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, First Nation, syndicate or other entity, whether or not having legal status;

(ggg)

"Plan of Arrangement" means the plan of arrangement substantially in the form and content as set out in Schedule C hereto and any amendments or variations thereto made in accordance with Section 6.1 hereof, Article 5 of the Plan of Arrangement or made at the direction of the Court (with the consent of the parties, acting reasonably) in the Final Order;

(hhh)

"Pre-Effective Date Period" shall mean the period from and including the date hereof to and including the Effective Time;

(iii)

"Representatives" has the meaning ascribed thereto in Section 4.7;

(jjj)

"Registrar" has the meaning attributed to that term in the Act;

(kkk)

"Release" means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, migrate, pour, emit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning;

(lll)

"Securities Legislation" means the SSA and the equivalent Law in the other provinces of Canada and in the United States, and the published instruments and rules of any Governmental Entity administering those statutes, as well as the rules, regulations, by-laws and policies of the TSX and TSXV;

(mmm)

"Shore Gold Assets" means all assets, property and rights in which Shore Gold holds a participating interest directly or through any Subsidiary, including, collectively, the right, title, estate and interest of Shore Gold, in and to: (i) the Star Diamond Project; and (ii) the Shore Gold Claims;

(nnn)

""Shore Gold Claims" means, collectively, all of the claims, mineral dispositions, mineral leases, options for leases, subleases, licences and documents of title (and any replacements, renewals or extensions thereof or leases derived therefrom) relating to the Star Diamond Project, by virtue of which Shore Gold is granted certain rights with respect to mineral substances within, upon or under the lands governed thereunder or by virtue of which the holder thereof is deemed to be entitled to a share of mineral substances removed from the lands governed thereunder;

(ooo)

"Shore Gold Disclosure Documents" means the following disclosure documents of Shore Gold:

(i)

annual report to Shore Gold Shareholders in respect of the fiscal year ended December 31, 2004, including the Shore Gold Financial Statements contained therein;

(ii)

management information circular in respect of the annual general meeting of Shore Gold Shareholders held on June 28, 2005;

(iii)

interim unaudited financial statements for the periods ended March 31, 2005 and June 30, 2005;

(iv)

annual information form dated as of March 29, 2005; and

(v)

material change reports (other than confidential material change reports) filed with any securities regulatory authority or issued by Shore Gold since January 1, 2005,

which Shore Gold Disclosure Documents have been or will have been filed to the extent required by Securities Legislation;

(ppp)

"Shore Gold Disclosure Letter" means the letter dated as of the date hereof delivered by Shore Gold to Kensington;

(qqq)

"Shore Gold Financial Statements" means the audited financial statements of Shore Gold in respect of the fiscal year ended December 31, 2004 forming part of the Shore Gold Disclosure Documents;

(rrr)

"Shore Gold Shareholders" means the holders of Shore Gold Shares;

(sss)

"Shore Gold Shares" means common shares in the capital of Shore Gold as constituted on the date hereof;

(ttt)

"Shore Gold Stock Option Plan" means the stock option plan of Shore Gold, dated February 2, 2005, as may be amended from time to time by Shore Gold;

(uuu)

"Shore Gold Subco" means 38802 Yukon Inc., a corporation existing under the Act, all of the outstanding shares of which are held by Shore Gold;

(vvv)

"Specified Shore Gold Event" means the occurrence of a Material Adverse Change with respect to Shore Gold, or (A) a material beach of a representation or warranty given by Shore Gold under Section 3.2 or (B) a material breach by Shore Gold of its obligations hereunder, if by reason thereof, and taking into account Section 5.4, Kensington would be entitled to rely on the failure of a condition set forth in Sections 5.3(a) through 5.3(e), inclusive, as a reason not to complete the Arrangement;

(www)

"SSA" means The Securities Act, 1988 (Saskatchewan), as now in effect and as it may be amended from time to time prior to the Effective Date;

(xxx)

"Star Diamond Project" means Shore Gold's 100% interest in certain mineral dispositions located in the Fort a la Corne kimberlite field and legally described as Mineral Dispositions S-132025 to S-132039, inclusive (NTS Map Reference: 73-H-02;

(yyy)

"Subsidiary" has the meaning attributed to that term in the Act;

(zzz)

"Superior Proposal" means a bona fide offer or proposal, other than the Arrangement, by any third Person for:

(i)

the direct or indirect acquisition or distribution of Kensington Shares representing more than 50% of the number of Kensington Shares then outstanding; or

(ii)

any amalgamation, merger, sale of Kensington’s assets representing more than 50% of the book value of its assets (on a consolidated basis) (other than the sale of inventory in the ordinary course of business), take-over bid, plan of arrangement, exchange offer, issuer bid, dividend or distribution out of the ordinary course of business, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving Kensington or its assets, made in writing and that is not subject to any due diligence conditions more onerous to Kensington than the provisions of this Agreement, that the board of directors of Kensington determines in good faith, in consultation with its financial and legal advisors: (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, and (ii) would, if consummated in accordance with its terms, be more favourable to the Kensington Shareholders from a financial point of view than the Arrangement;

(aaaa)

"Support Agreements" means the agreements dated as of the date hereof between Shore Gold, Kensington and each of the officers and directors of Kensington, respectively, in relation to the transactions contemplated herein;

(bbbb)

"Tax" or "Taxes" means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, royalties, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, social service taxes, license taxes, withholding taxes, payroll taxes, health taxes, employer health taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise taxes, social security premiums, workers’ compensation premiums, employment or unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or  add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on that Person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(cccc)

"Tax Returns" means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(dddd)

"Termination Date" means January 31, 2006 or any later date as may be agreed to in writing by Kensington and Shore Gold;

(eeee)

"TSX" means the Toronto Stock Exchange; and

(ffff)

"TSXV" means the TSX Venture Exchange.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement.  The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa and words importing gender include all genders.

1.4

Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Subsidiaries

Notwithstanding any other provision hereof, to the extent any covenants contained herein relate, directly or indirectly, to a Subsidiary of either Kensington or Shore Gold, each such provision will be construed as a covenant by Kensington or Shore Gold, as the case may be, to cause (to the fullest extent to which it is legally capable) that Subsidiary to perform the required action.

1.6

Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7

Knowledge

Each reference herein to the knowledge of a party means, unless otherwise specified, the existing knowledge of any vice-president or more senior officer of such party without inquiry.

1.8

Statutory References

Any reference in this Agreement to a statute includes all rules and regulations made thereunder, all amendments to that statute or the rules and regulations made thereunder in force from time to time, and any statute or rule or regulation that supplements, supersedes or replaces that statute or the rules or regulations made thereunder.

1.9

Entire Agreement

This Agreement, the Confidentiality Agreement (which shall remain in full force and effect in accordance with its terms), and the other agreements and documents referred to herein, constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement and such arrangements.

1.10

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made hereunder in respect of any party shall be made in a manner consistent with GAAP as historically applied by such party.

1.11

Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule A:

Appropriate Regulatory Approvals

Schedule B:

Kensington Resolutions

Schedule C:

Plan of Arrangement

Schedule D:

Representations and Warranties of Kensington

Schedule E:

Representations and Warranties of Shore Gold

Schedule F:

Joint News Release

1.12

Date of Agreement

For all purposes, including the representations and warranties given in Article 3 and Schedules D and E, the date of this Agreement shall be August 14, 2005, notwithstanding its subsequent amendment or amendment and restatement from time to time.

ARTICLE 2

THE ARRANGEMENT

2.1

The Arrangement

Subject to the terms of the Plan of Arrangement, at the Effective Time, the following shall occur and shall be deemed to have occurred in the following order without any further act or formality:

(a)

The Kensington Rights Plan shall terminate and cease to have any further force or effect and the Rights (as defined in the Kensington Rights Plan) issued and outstanding under the Kensington Rights Plan shall be cancelled;

(b)

Kensington and Shore Gold Subco shall be amalgamated and continue as one company under the Act and the following provisions shall apply to Amalgamated Kensington:

(i)

the name of Amalgamated Kensington shall be "Kensington Resources Ltd." and the registered office of Amalgamated Kensington shall be located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2;

(ii)

the authorized capital of Amalgamated Kensington shall be an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Schedule A to the Plan of Arrangement;

(iii)

there shall be no restrictions on the business which Amalgamated Kensington is authorized to carry on or the powers which Amalgamated Kensington may exercise;

(iv)

the board of directors of Amalgamated Kensington shall, until otherwise changed in accordance with the Act, consist of a minimum of one and a maximum of 10 directors.  The number of directors of Amalgamated Kensington shall initially be two.  The first directors of Amalgamated Kensington shall be the persons whose names and municipality of residence appear below:

Name	Municipality of Residence
Harvey J. Bay	Saskatoon, Saskatchewan
Kenneth E. MacNeill	Saskatoon, Saskatchewan

and such directors shall hold office until the next annual meeting of shareholders of Amalgamated Kensington or until their successors are elected or appointed; and

(v)

the by-laws of Amalgamated Kensington, until repealed, amended or altered, shall be the by-laws of Shore Gold Subco in effect prior to the Effective Time.  A copy of the by-laws of Amalgamated Kensington will be available for inspection at the registered office of Amalgamated Kensington;

(c)

on the amalgamation referred to in Section 2.1(b) above:

(i)

without any further act or formality, each Kensington Share (other than Kensington Shares held by: (i) either Shore Gold and its Affiliates; or (ii) holders who have validly exercised Dissent Rights as contemplated in Section 3.1 of the Plan of Arrangement) shall be and shall be deemed to be transferred to Shore Gold  and, subject to Section 4.2 of the Plan of Arrangement, the holder thereof shall be issued by Shore Gold 0.64 of a Shore Gold Share for each of such holders' Kensington Shares so transferred;

(ii)

each issued and outstanding Kensington Share held by Shore Gold (including, for greater certainty, those transferred to Shore Gold pursuant to Section 2.2(c)(i) or Section 3.1 of the Plan of Arrangement) and its Affiliates will be exchanged for one common share of Amalgamated Kensington;

(iii)

each issued and outstanding common share of Shore Gold Subco will be exchanged for one common share of Amalgamated Kensington;

(iv)

each Kensington Option, to the extent that it has not been exercised (other than Kensington Options held by holders who have validly exercised Dissent Rights as contemplated by Section 3.1 of the Plan of Arrangement), shall be transferred to Shore Gold in exchange for an option of Shore Gold to purchase that number of Shore Gold Shares determined by multiplying the number of Kensington Shares subject to each such Kensington Option by 0.64 at an exercise price per Shore Gold Share equal to the exercise price per Kensington Share of each such Kensington Option divided by 0.64.  If the foregoing calculation results in the option being exercisable for a fraction of a Shore Gold Share, then the number of Shore Gold Shares subject to such option shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the option will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement. All options of Shore Gold issued on such exchange shall be governed by the Shore Gold Stock Option Plan;

(v)

each Kensington Warrant, to the extent that it has not been exercised (other than Kensington Warrants held by holders who have validly exercised Dissent Rights as contemplated by Section 3.1 of the Plan of Arrangement), shall be transferred to Shore Gold in exchange for a warrant of Shore Gold to purchase 0.64 Shore Gold Shares and each such warrant of Shore Gold shall have an exercise price equal to the exercise price of the original Kensington Warrant.  If the foregoing calculation results in the warrants of Shore Gold held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement; and

(vi)

with respect to each Kensington Share, Kensington Option and Kensington Warrant transferred to Shore Gold pursuant to the Plan of Arrangement, at the Effective Time, without any further act or formality:

(i)

the holder thereof shall cease to be the holder of such security and the name of the holder thereof shall be removed from the register of such securities of Kensington; and

(ii)

the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such security in accordance with the Plan of Arrangement.

2.2

Implementation Steps by Kensington

Kensington covenants in favour of Shore Gold that Kensington shall:

(a)

as soon as reasonably practicable taking into account the proposed Mailing Date, apply in a manner acceptable to Shore Gold, acting reasonably, under subsection 195(2) of the Act for the Interim Order in a manner consistent with this Agreement, and thereafter proceed with and diligently seek the Interim Order;

(b)

subject to receipt of the Interim Order and the mailing of the Circular, as soon as reasonably practicable, convene and hold the Kensington Meeting on or before the Meeting Date for the purpose of considering and, if deemed advisable, approving the Kensington Resolutions (and for any other proper purpose relating to the Arrangement as may be set out in the notice for such meeting);

(c)

if (i) at the Kensington Meeting the approval of the Kensington Resolutions in accordance with the Interim Order (including any variation thereof approved by Kensington and Shore Gold) is obtained; (ii) any other approvals required by the Interim Order (including any variation thereof approved by Kensington and Shore Gold) are obtained, and (iii) all Appropriate Regulatory Approvals are obtained, as soon as reasonably practicable thereafter, together with Shore Gold, apply to the Court for the Final Order on such terms as the Court may direct and Kensington and Shore Gold may agree and thereafter proceed with and diligently seek the Final Order; and

(d)

if the Final Order is obtained, on a date and time agreed with Shore Gold, acting reasonably, subject to the fulfillment or waiver of each of the conditions set forth in Article 5 hereof, file, as soon as reasonably practicable following satisfaction or waiver of each of such conditions and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, a copy of the Final Order together with Articles of Arrangement for acceptance by the Registrar, together with any other actions or documentation as may be required in connection therewith, to give effect to the Arrangement pursuant to Section 195 of the Act.

2.3

Implementation Steps by Shore Gold

Shore Gold covenants in favour of Kensington that Shore Gold shall:

(a)

cooperate with, assist and consent to Kensington seeking the Interim Order and the Final Order;

(b)

as soon as reasonably practicable, apply for and use all commercially reasonable efforts to obtain all orders required from the applicable Canadian securities authorities, if any, to permit the issuance and first resale of the securities of Shore Gold issued pursuant to the Arrangement without qualification with or approval of or the filing of any prospectus or similar document with, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any applicable Securities Legislation, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, as provided in Paragraph (y) of Schedule E); and

(c)

as soon as reasonably practicable, apply for and use all commercially reasonable efforts to obtain all applicable regulatory approvals (including those of the TSX) to enable the Shore Gold Shares issuable in connection with the Arrangement to be listed and posted for trading on the TSX by the Effective Date.

2.4

Interim Order

The petition for the application referred to in Section 2.2(a) shall request that the Interim Order provide for the holding of a meeting of Kensington Securityholders pursuant to Section 195(4) of the Act and:

(a)

for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Kensington Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Kensington Resolutions shall be two-thirds of the votes cast on the Kensington Resolutions by Kensington Securityholders present in person or by proxy at the Kensington Meeting, meeting together as a single class (such that each holder of Kensington Shares is entitled to one vote for each Kensington Share held, each holder of Kensington Options or Kensington Warrants is entitled to one vote for each Kensington Share issuable pursuant to the valid exercise of the Kensington Options or Kensington Warrants held and each holder of Kensington Broker Warrants is entitled to one vote for each Kensington Share issuable pursuant to the valid exercise of the Kensington Broker Warrants held (excluding the Kensington Shares issuable pursuant to the Kensington Underlying Warrants));

(c)

that, in all other respects, the terms, restrictions and conditions of the articles of Kensington, including quorum requirements and all other matters, and the provisions of applicable Law shall apply in respect of the Kensington Meeting; and

(d)

for the grant of the Dissent Rights.

2.5

Circular

Kensington and Shore Gold shall proceed diligently in a co-ordinated manner using commercially reasonable efforts to jointly prepare as quickly as possible the Circular together with any other documents required by the SSA or other applicable Law in connection with the Arrangement and the Kensington Meeting for mailing by the Mailing Date.  Kensington agrees to provide to Shore Gold a reasonable opportunity to review and to comment on the Circular and that Kensington shall take into consideration and make such changes thereto as are reasonably requested by Shore Gold.  Each of Kensington and Shore Gold shall ensure that the information relating to it which is provided in the Circular does not contain any Misrepresentation.  Kensington shall ensure that the Circular complies with all applicable Law and provides the Kensington Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the

Kensington Meeting.  Each of Kensington and Shore Gold shall promptly notify the other of them if, at any time during the Pre-Effective Date Period, it becomes aware that the Circular contains a Misrepresentation.  In such event, Kensington and Shore Gold shall co-operate in the preparation of a supplement or amendment to the Circular, as the case may be, that corrects that Misrepresentation, and will cause the same to be distributed to the Kensington Securityholders and filed with each applicable Governmental Entity under applicable Securities Legislation.

Kensington shall cause the Circular and any other documentation required in connection with the Kensington Meeting to be sent to each Kensington Securityholder as soon as reasonably practicable following receipt of the Interim Order and to be filed as required by the Interim Order and applicable Law.

2.6

Board Recommendation

Kensington confirms that its board of directors has unanimously approved this Agreement, the Arrangement and the Plan of Arrangement, has determined, after consultation with its financial advisors, that the Arrangement is fair, from a financial point of view, to the Kensington Securityholders and has resolved to unanimously recommend approval of the Arrangement by the Kensington Securityholders.  The Circular will set forth (among other things) the recommendation of the board of directors of Kensington as described above and will include the fairness opinion of BMO Nesbitt Burns.

2.7

Preparation of Filings

(a)

Kensington and Shore Gold shall cooperate in:

(i)

the preparation and filing of any application for the orders and the preparation of any required documents reasonably deemed by Shore Gold or Kensington to be necessary to discharge their respective obligations under applicable Securities Legislation in Canada in connection with the Arrangement and the other transactions contemplated hereby;

(ii)

the taking of all such action as may be required under applicable Securities Legislation in Canada in connection with the issuance of the Shore Gold Shares in connection with the Arrangement; provided, however, that neither Shore Gold nor Kensington shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Shore Gold Shares; and

(iii)

the taking of all such action as may be required under the Act in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)

Each of Kensington and Shore Gold shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in Sections 2.3(b), 2.5 and the foregoing provisions of this Section 2.7, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will, at the date such information is provided, contain any Misrepresentation.

2.8

Solicitation of Proxies

Kensington agrees that Shore Gold may at any time, directly or through a soliciting dealer, actively solicit proxies in favour of the Kensington Resolutions and acknowledges that Shore Gold may, subject to applicable Law, utilize the Circular as a proxy circular of Shore Gold for such purpose; provided that in exercising such rights, Shore Gold and its agents shall co-operate on a reasonable basis with Kensington.  Kensington agrees that it will solicit proxies for the approval of the Kensington Resolutions in accordance with the Circular and the Interim

Order, and if requested by Shore Gold, will retain a proxy solicitation or information agent in furtherance of such solicitation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties of Kensington

Kensington hereby makes to Shore Gold the representations and warranties as set forth in Schedule D to this Agreement and acknowledges that Shore Gold is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.2

Representations and Warranties of Shore Gold

Shore Gold hereby makes to Kensington the representations and warranties as set forth in Schedule E to this Agreement and acknowledges that Kensington is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

ARTICLE 4

COVENANTS

4.1

Retention of Goodwill

During the Pre-Effective Date Period, each of Kensington and its Subsidiaries and Shore Gold and its Subsidiaries shall, subject to the fact that a transaction involving their respective businesses is contemplated hereby, continue to carry on their respective businesses in a manner consistent with prior practice, working to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4.  The following provisions of this Article 4 are intended to be in furtherance of this general commitment.

4.2

Management Consultation

Subject to applicable Law and the other provisions of this Agreement, during the Pre-Effective Date Period, the senior officers of Kensington and its Subsidiaries and Shore Gold and its Subsidiaries shall consult with each other on an ongoing basis in order that the representatives of each of Kensington and Shore Gold will become more familiar with the philosophy and techniques of the other as well as with their respective businesses and financial affairs and in order to provide experience as a basis for ongoing relationships following the Effective Date.

4.3

Covenants of Kensington

(a)

Kensington covenants and agrees that, during the Pre-Effective Date Period (or until the earlier termination of this Agreement in accordance with Article 6), except (i) with the consent of Shore Gold to any deviation therefrom, which shall not be unreasonably withheld, (ii) as required to comply with any Law; or (iii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of Kensington and Shore Gold contemplated hereby, Kensington shall, and shall cause each of its Subsidiaries to:

(i)

carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

(ii)

not commence to undertake a substantial expansion of its business facilities or an expansion that is out of the ordinary and regular course of business or inconsistent with prior practice;

(iii)

not split, combine or reclassify any of the outstanding Kensington Shares nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding Kensington Shares;

(iv)

not amend the articles or bylaws of Kensington or materially amend the constating documents of any of its Subsidiaries;

(v)

not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of any of its Subsidiaries thereof or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (A) transactions between two or more wholly-owned Subsidiaries of Kensington or between a wholly-owned Subsidiary of Kensington and Kensington and (B) the issuance of securities of Kensington on the exercise of Kensington Options, Kensington Warrants or Kensington Broker Warrants granted prior to the date hereof;

(vi)

not, whether through its board of directors or otherwise, accelerate the vesting of any unvested Kensington Options, or otherwise amend, vary or modify the Kensington Stock Option Plan or any Kensington Options;

(vii)

not reorganize, amalgamate or merge Kensington or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing the shares of or substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to its business or financial condition on a consolidated basis (other than relating to transactions between two or more wholly-owned Subsidiaries of Kensington or between a wholly-owned Subsidiary of Kensington and Kensington);

(viii)

except with respect to the sale of assets of Kensington or any of its Subsidiaries in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any material assets (other than relating to transactions between two or more wholly-owned Subsidiaries of Kensington or between a wholly-owned Subsidiary of Kensington and Kensington);

(ix)

not guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities;

(x)

not:

A

other than in the ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers or directors of it; or

B

other than in the ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension,

termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

(xi)

not, except in the ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any Claims or liabilities prior to the same being due, which are, individually or in the aggregate, material (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xii)

use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, and subject to the current state of the insurance markets, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii)

not settle or compromise any Claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

(xiv)

except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Law, not enter into or modify in any material respect any material contract, agreement, commitment or arrangement which new material contract or series of related new material contracts or modification to an existing material contract or series of related existing material contracts, would reasonably be expected to have a Material Adverse Effect on Kensington;

(xv)

incur or commit to capital expenditures only in the ordinary course consistent with past practice and not, in any event, incur or commit to making any single capital expenditure in excess of $50,000, provided that Kensington may incur expenditures contemplated by its current capital budget and may make advances and contributions to the FALC JV in accordance with the FALC JVA;

(xvi)

not make any changes to existing accounting practices relating to Kensington or any of its Subsidiaries except as required by Law or required by GAAP or make any material Tax election inconsistent with past practice; and

(xvii)

promptly advise Shore Gold orally and, if then requested, in writing:

A

of any event occurring subsequent to the date of this Agreement that would or could reasonably be expected to render any representation or warranty of Kensington contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

B

of any Material Adverse Change in respect of Kensington; and

C

of any material breach by Kensington of any covenant or agreement contained in this Agreement.

(b)

Kensington shall and shall cause its Subsidiaries during the Pre-Effective Date Period to perform all obligations required or desirable to be performed by Kensington or any of its Subsidiaries under this Agreement, co-operate with Shore Gold in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, Kensington shall (and where appropriate shall cause its Subsidiaries to):

(i)

apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals in each case relating to Kensington or any of its Subsidiaries and, in doing so, to keep Shore Gold reasonably informed as to the status of the proceedings related to the Appropriate Regulatory Approvals, including, but not limited to, providing Shore Gold with copies of all related applications and notifications, in draft form, in order for Shore Gold to provide its reasonable comments;

(ii)

apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

(iii)

carry out the terms of the Interim Order (including mailing the Circular to Kensington Securityholders as ordered by the Interim Order) and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Law may impose on Kensington or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(iv)

defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)

use its reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Kensington or the Kensington Shares which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Kensington or any of its Subsidiaries;

(vii)

use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Kensington or a Subsidiary of Kensington from other parties to Material Agreements;

(viii)

use its reasonable efforts to cause, at or prior to the Effective Time, all of the directors of Kensington and its Subsidiaries to resign and to cause individuals nominated by Shore Gold to become directors of Kensington and its Subsidiaries in their place; and

(ix)

Kensington shall use commercially reasonable efforts in cooperation with Shore Gold to take all such actions (including all filings and applications with the United States Securities and Exchange Commission (the "SEC")), as are necessary or desirable in order to terminate, if possible, the registration of Kensington's securities under Section 12 of the United States Securities Exchange Act of 1934, as amended, prior to the completion of the Arrangement so that upon completion of the Arrangement, Shore Gold will not become subject to, or shall be exempt from the substantive requirements of, any reporting or other requirements under the securities laws of the United States, including the Sarbanes Oxley Act of 2002 (which shall be deemed to be satisfied if Shore Gold is only subject to a requirement to file its Canadian continuous disclosure documents with the SEC).

4.4

Covenants of Shore Gold

(a)

Shore Gold covenants and agrees that during the Pre-Effective Date Period (or until the earlier termination of this Agreement in accordance with Article 6), except (i) with the consent of Kensington to any deviation therefrom, which shall not be unreasonably withheld, (ii) as required to comply with any Law, or (iv) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of Kensington and Shore Gold contemplated hereby, Shore Gold shall and shall cause each of its Subsidiaries to:

(i)

carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

(ii)

not commence to undertake a substantial expansion of its business facilities or an expansion that is out of the ordinary and regular course of its business or inconsistent with prior practice;

(iii)

not split, combine or reclassify any of the outstanding Shore Gold Shares nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding Shore Gold Shares;

(iv)

not amend the articles or bylaws of Shore Gold;

(v)

not make any changes to existing accounting practices related to Shore Gold except as required by Law or required by GAAP or make any material Tax election inconsistent with past practice;

(vi)

not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock (other than pursuant to the exercise of options and warrants outstanding on the date hereof) or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(vii)

not reorganize, amalgamate or merge Shore Gold or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing the shares of or substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to its business or financial condition on a consolidated basis (other than relating to transactions between two or more wholly-owned Subsidiaries of Shore Gold or between a wholly-owned Subsidiary of Shore Gold and Shore Gold);

(viii)

except with respect to the sale of assets of Shore Gold or any of its Subsidiaries in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of more than 25% of the book value (on a consolidated basis) of its assets (other than relating to transactions between two or more wholly-owned Subsidiaries of Shore Gold or between a wholly-owned Subsidiary of Shore Gold and Shore Gold);

(ix)

not, except in the ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any Claims or liabilities prior to the same being due, which are, individually or in the aggregate, material (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material or (C)

enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(x)

use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, and subject to the current state of the insurance markets, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xi)

except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Law, not enter into or modify in any material respect any material contract, agreement, commitment or arrangement which new material contract or series of related new material contracts or modification to an existing material contract or series of related existing material contracts, would reasonably be expected to have a Material Adverse Effect on Shore Gold;

(xii)

not guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities except in the ordinary and regular course of business consistent with past practice;

(xiii)

promptly advise Kensington orally and, if then requested, in writing:

A

of any event occurring subsequent to the date of this Agreement that would or could reasonably be expected to render any representation or warranty of Shore Gold contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

B

of any Material Adverse Change in respect of Shore Gold; and

C

of any material breach by Shore Gold of any covenant or agreement contained in this Agreement.

(b)

Shore Gold shall and shall cause its Subsidiaries during the Pre-Effective Date Period (or until the earlier termination of this Agreement in accordance with Article 6), to perform all obligations required or desirable to be performed by Shore Gold or any of its Subsidiaries under this Agreement, co-operate with Kensington in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, Shore Gold shall (and where appropriate shall cause its Subsidiaries to):

(i)

apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals in each case relating to Shore Gold or any of its Subsidiaries, and, in doing so, to keep Kensington reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to, providing Kensington with copies of all related applications and notifications, in draft form, in order for Kensington to provide its reasonable comments;

(ii)

carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Law may impose on Shore Gold or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(iii)

defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iv)

use its reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Shore Gold which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(v)

effect all necessary registrations, filings and submissions of information required by Governmental Entities in Canada from Shore Gold or its Subsidiaries;

(vi)

reserve a sufficient number of Shore Gold Shares for issuance upon the completion of the Arrangement and upon the exercise of the Kensington Options, Kensington Warrants and Kensington Broker Warrants following completion of the Arrangement;

(vii)

use its reasonable efforts to remain a reporting issuer (or subject to equivalent reporting requirements), not in default of its obligations, under Securities Legislation in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland;

(viii)

use its reasonable efforts to maintain the listing of the Shore Gold Shares on the TSX;

(ix)

cause Messrs. James Rothwell, Robert McCallum and William Stanley to be appointed to the board of directors of Shore Gold at the Effective Time and at the next shareholders meeting of Shore Gold to expand the board of directors to ten members and nominate Messrs. Kenneth E. MacNeill, Ronald G. Walker, Brian M. Menell, Harvey J. Bay, A. Neil McMillan, Arnie E. Hillier, James R. Rothwell, Robert A. McCallum, William E. Stanley and William E. Zimmerman for election to the board of directors of Shore Gold;

(x)

cause Mr. James Rothwell to be appointed non-executive Chairman of the board of directors of Shore Gold at the Effective Time; and

(xi)

use its commercially reasonable efforts to cause the listing of the Kensington Warrants on the TSX.

4.5

Covenants Regarding Non-Solicitation

(a)

Subject to Section 4.6, Kensington shall not, directly or indirectly, through any officer, director, employee, representative or agent of Kensington or any of its Subsidiaries, (i) solicit, initiate, invite or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) subject to the exercise by the board of directors of Kensington of its fiduciary duties and compliance with this Agreement, withdraw or modify in a manner adverse to Shore Gold the approval of the board of directors of Kensington of the transactions contemplated hereby, (iv) approve or recommend any Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal.  Notwithstanding the preceding part of this Section 4.5(a) and any other provision of this Agreement, nothing shall prevent the board of directors or officers of Kensington from causing Kensington to comply with its disclosure obligations under applicable Securities Legislation or, prior to the issuance of the Final Order, from participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.5(c), regarding an unsolicited bona fide written

Acquisition Proposal (i) that did not otherwise result from a breach of this Section 4.5, (ii) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of Kensington, acting in good faith, to be reasonably likely to be obtained, (iii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of Kensington or any of its Subsidiaries or their representatives beyond 5:00 p.m. (Central Standard Time) on the fifth business day after which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided), and (iv) that the board of directors of Kensington determines in good faith, after consultation with financial advisors and outside counsel, if completed would result in a Superior Proposal.  Kensington shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal after the date of the issuance of the Final Order.  Kensington shall, and shall cause the officers, directors, employees, representatives and agents of Kensington and its Subsidiaries to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.  Kensington shall not release any third party from any confidentiality or standstill agreement to which Kensington and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Kensington previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Kensington.

(b)

Kensington shall immediately notify Shore Gold, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Kensington or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Kensington or any of its Subsidiaries by any Person in connection with an Acquisition Proposal.  Such notice shall include a copy of the Acquisition Proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Shore Gold may reasonably request.  Kensington shall (i) keep Shore Gold fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry and (ii) provide to Shore Gold as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Kensington or any of its Subsidiaries by any Person in connection with any Acquisition Proposal or sent or provided by Kensington to any Person in connection with any Acquisition Proposal.

(c)

If Kensington receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Kensington is permitted, as contemplated under the second sentence of Section 4.5(a), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of Kensington may, subject to the execution by such Person of a confidentiality agreement containing a standstill provision substantially similar to that contained in the confidentiality agreement then in effect between Kensington and Shore Gold, provide such Person with access to information regarding Kensington; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Acquisition Proposal or any material amendment thereto and provided further that Kensington sends a copy of any such confidentiality agreement to Shore Gold promptly upon its execution and Shore Gold is provided with copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(d)

Kensington shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 4.5, and it shall be responsible for any breach of this Section 4.5, by its officers, directors, employees, financial advisors or other advisors or representatives.

4.6

Notice by Kensington of Superior Proposal Determination

(a)

Notwithstanding Section 4.5, Kensington may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if, (i) it has provided Shore Gold with a copy of the Superior Proposal document, (ii) if a Specified Shore Gold Event has not occurred, four Business Days shall have elapsed from the later of the date Shore Gold received written notice advising Shore Gold that Kensington’s board of directors has resolved, subject only to compliance with this Section 4.6 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, and the date Shore Gold received a copy of such Superior Proposal and (iii) it has previously or concurrently will have (A) paid to Shore Gold the break fee, if any, payable under Section 6.4 and (B) terminated this Agreement pursuant to Section 6.3.

(b)

During such four Business Day period, if applicable, Kensington agrees that Shore Gold shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of Kensington will review any offer by Shore Gold to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Shore Gold’s offer upon acceptance by Kensington would result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Kensington so determines, it will enter into an amended agreement with Shore Gold reflecting Shore Gold’s amended proposal. If the board of directors of Kensington continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Shore Gold’s amended proposal, Kensington may terminate this Agreement pursuant to Section 6.3(d)(iv); provided, however, that Kensington must concurrently pay to Shore Gold the break fee, if any, payable to Shore Gold under Section 6.4 and must concurrently with termination enter into a definitive agreement with respect to such Superior Proposal.  Kensington acknowledges and agrees that payment of the break fee, if any, payable under Section 6.4 is a condition to valid termination of this Agreement under Section 6.3(c)(iv) and this Section 4.6.

(c)

Kensington also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (a)(ii) of this Section 4.6 and shall require an additional four Business Day notice period.

4.7

Access to Information

Subject to the Confidentiality Agreement and applicable Law, upon reasonable notice, Kensington shall (and shall cause each of its Subsidiaries to) afford Shore Gold’s Representatives (as such term is defined in the Confidentiality Agreement) access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Kensington shall (and shall cause each of its Subsidiaries to) furnish promptly to Shore Gold all information concerning Kensington’s and its Subsidiaries’ business, properties and personnel as Shore Gold may reasonably request.  Subject to the Confidentiality Agreement and applicable Law, upon reasonable notice, Shore Gold shall (and shall cause each of its Subsidiaries to) afford Kensington’s Representatives access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Shore Gold shall (and shall cause each of its Subsidiaries to) furnish promptly to Kensington all information concerning Shore Gold’s and its Subsidiaries’ business, properties and personnel as Kensington may reasonably request.

4.8

Closing Matters

Each of Shore Gold and Kensington shall deliver, at the closing of the transactions contemplated hereby, such customary opinions of legal counsel, certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.  The closing of the transactions contemplated hereby shall occur on the next Business Day after the date of the Kensington Meeting, or on such later date as Shore Gold and Kensington agree, at the offices of Bennett Jones LLP in Calgary, Alberta at 2:00 p.m. Central Standard Time.

4.9

Indemnification

(a)

Shore Gold agrees that all rights to indemnification or exculpation now existing in favour of the directors or officers of Kensington or any of its Subsidiaries as provided in its articles in effect on the date hereof shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time and Shore Gold hereby assumes, effective upon consummation of the Arrangement, all such liability with respect to any matters arising prior to the Effective Time.

(b)

Shore Gold agrees that it shall cause Kensington to maintain in effect for the benefit of and in the names of the directors and officers of Kensington as of the date hereof, for not less than six years from the Effective Time, coverage equivalent to that in effect under the current policies of the directors’ and officers’ liability insurance maintained by Kensington, which is no less advantageous to those persons covered by such policies, and with no gaps or lapses in coverages with respect to matters occurring prior to the Effective Time.

4.10

Employment Agreements and Related Matters

Shore Gold covenants and agrees, and after the Effective Time will cause Kensington or any of its Subsidiaries, as the case may be, and any successor to Kensington to agree to honour all employment and benefit packages of Kensington's employees and to treat all employees of Kensington or any of its Subsidiaries in a fair and equitable manner consistent with the treatment afforded to employees of Shore Gold and its Subsidiaries.

Nothing herein shall be construed as (i) requiring Shore Gold or any of its Subsidiaries (including Kensington and its Subsidiaries) to continue the employment of any Kensington employee following the Effective Time, (ii) limiting Shore Gold’s ability to amend, modify or terminate any Benefit Plan or similar benefit plan of Shore Gold, Kensington or any of their respective Subsidiaries, or (iii) requiring Shore Gold to maintain any particular level of employee benefits for any individual employee following the Effective Time.

4.11

Acknowledgement

Shore Gold acknowledges and agrees that, notwithstanding the covenants set out in Sections 4.9 and 4.10 are made to Kensington, such covenants are in favour of the directors, officers and employees of Kensington and its Subsidiaries and Kensington is the recipient of, and will hold and enforce such covenants as trustee for, such directors, officers and employees.

ARTICLE 5

CONDITIONS

5.1

Mutual Conditions Precedent

The respective obligations of each of Kensington and Shore Gold to complete the transactions contemplated hereby and to file with the Registrar a copy of the Final Order and Articles of Arrangement to give effect to the Arrangement will be subject to the fulfillment, or mutual waiver in writing by each of Kensington and Shore Gold, of each of the following conditions:

(a)

the Interim Order shall have been obtained in form and terms satisfactory to each of Kensington and Shore Gold acting reasonably and shall not have been set aside or modified in a manner unacceptable to either of such parties (acting reasonably) on appeal or otherwise;

(b)

the Circular shall have been mailed to Kensington Securityholders by the Mailing Date and the Kensington Meeting shall have been held on or before the Meeting Date;

(c)

at the Kensington Meeting, the Kensington Resolutions shall have been approved by the Kensington Securityholders in accordance with the requirements of the Act and the Interim Order;

(d)

the Final Order shall have been obtained in form and terms satisfactory to each of Kensington and Shore Gold acting reasonably and shall not have been set aside or modified in a manner unacceptable to either of such parties, acting reasonably, on appeal or otherwise;

(e)

on or before the Effective Date:

(i)

the Shore Gold Shares to be issued pursuant to the Arrangement and the Shore Gold Shares issuable upon the exercise of the securities issued in exchange for the Kensington Options, Kensington Warrants, Kensington Broker Warrants and Kensington Underlying Warrants after the Effective Time shall have been conditionally approved for listing on the TSX, subject only to the filing of customary required documents; and

(ii)

Shore Gold shall have obtained any orders required from the applicable Canadian securities authorities to permit the issuance and first resale of the securities of Shore Gold issued pursuant to the Arrangement and the Shore Gold Shares issuable upon the exercise of the Kensington Options, Kensington Warrants, Kensington Broker Warrants and Kensington Underlying Warrants after the Effective Time without qualification with or approval of or the filing of any prospectus or similar document with, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any applicable Securities Legislation, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, as provided in Paragraph (y) of Schedule E);

(f)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding, of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, potentially result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Appropriate Regulatory Approvals which have been obtained;

(g)

all consents, waivers, permits, orders and approvals of any Governmental Entity (including the Appropriate Regulatory Approvals) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would constitute a criminal offence, or would have a Material Adverse Effect on Shore Gold or Kensington, as the case may be, shall have been obtained or received on terms that will not have a Material Adverse Effect on either Shore Gold or Kensington;

(h)

there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or other Person, in each case that has a reasonable likelihood of success, (i) seeking to prohibit or restrict the acquisition by Shore Gold or any of its Subsidiaries of any Kensington Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from Kensington or Shore Gold any damages that are material in relation to Kensington and its Subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by Shore Gold or any of its Subsidiaries of any material portion of the business or assets of Kensington or any of its Subsidiaries or to compel Shore Gold or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Kensington or any of its Subsidiaries as a result of the Plan of Arrangement, (iii) seeking to impose limitations on the ability of Shore Gold or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Kensington Shares, including the right to vote the Kensington Shares purchased by it on all matters properly presented to the Kensington Securityholders, (iv) seeking to prohibit Shore Gold or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Kensington and any of its of its Subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Kensington or Shore Gold; and

(i)

this Agreement will not have been terminated pursuant to Article 6 or otherwise.

5.2

Additional Conditions Precedent to the Obligations of Shore Gold

The obligations of Shore Gold to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date of each of the following conditions precedent (each of which is for Shore Gold’s exclusive benefit and may be waived by Shore Gold and any one or more of which, if not satisfied or waived, will relieve Shore Gold of any obligation under this Agreement):

(a)

all covenants of Kensington under this Agreement to be performed on or before the Effective Date shall have been duly performed by Kensington in all material respects;

(b)

all representations and warranties of Kensington under this Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and Shore Gold shall have received a certificate of Kensington addressed to Shore Gold and dated the Effective Date, signed, without personal liability, on behalf of Kensington by two senior officers of Kensington, confirming the same as at the Effective Date;

(c)

the board of directors of Kensington shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Kensington and its Subsidiaries, to permit the consummation of the Arrangement;

(d)

the board of directors of Kensington shall have made and shall not have modified or amended, in a manner adverse to Shore Gold, prior to the Kensington Meeting its recommendation that Kensington Securityholders vote in favour of the Kensington Resolutions;

(e)

during the Pre-Effective Date Period, there shall not have occurred a Material Adverse Change to Kensington; and

(f)

there shall not have been exercised, pursuant to Article 3 of the Plan of Arrangement, Dissent Rights by Kensington Securityholders with respect to Kensington Shares, as well as Kensington Options, Kensington Warrants and Kensington Broker Warrants (in each case on the basis of that number of Kensington Shares underlying such securities) aggregating to more than 5% of the outstanding Kensington Shares.

Shore Gold may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Shore Gold with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Shore Gold in complying with its obligations hereunder.

5.3

Additional Conditions Precedent to the Obligations of Kensington

The obligations of Kensington to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Kensington and may be waived by Kensington and any one or more of which, if not satisfied or waived, will relieve Kensington of any obligation under this Agreement):

(a)

all covenants of Shore Gold under this Agreement to be performed on or before the Effective Date shall have been duly performed by Shore Gold in all material respects;

(b)

all representations and warranties of Shore Gold under this Agreement qualified as to materially shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and Kensington shall have received a certificate of Shore Gold addressed to Kensington and dated the Effective Date, signed, without personal liability, on behalf of Shore Gold by two senior officers of Shore Gold, confirming the same as at the Effective Date;

(c)

during the Pre-Effective Date Period, there shall not have occurred a Material Adverse Change to Shore Gold;

(d)

there shall not be in force or threatened any order or decree of any Governmental Entity or other Person that has the effect of ceasing or restricting trading in the Shore Gold Shares;

(e)

the board of directors of Shore Gold shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Shore Gold:

(i)

to permit the consummation of the Arrangement, including the issue of Shore Gold Shares and payment of cash, if any, pursuant to the Arrangement;

(ii)

to permit Shore Gold’s board to be comprised of 8 directors, which shall include Messrs. James Rothwell, Robert McCallum and William Stanley (to be effective immediately following the Effective Time); and

(iii)

to appoint James Rothwell, currently Chairman of the board of directors of Kensington, as non-executive Chairman of the board of directors of Shore Gold (to be effective immediately following the Effective Time).

Kensington may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Kensington with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Kensington in complying with its obligations hereunder.

5.4

Notice and Cure Provisions

Shore Gold and Kensington will give prompt notice to the other of the occurrence, or failure to occur, at any time during the Pre-Effective Date Period, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of the other party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)

result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

Neither Shore Gold nor Kensington may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, Shore Gold or Kensington, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Shore Gold or Kensington, as the case may be, are asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be.  If any such notice is delivered, provided that Shore Gold or Kensington, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement as a result thereof until the later of the Termination Date and the expiration of a period of 30 days from such notice.  If such notice has been delivered prior to the date of the Kensington Meeting, such meeting shall, unless otherwise agreed by the parties, be postponed until the expiry of such period.  If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Final Order and Articles of Arrangement with the Registrar, such application and such filing shall be postponed until the expiry of such period.  For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such cured matter.  In the event the Effective Date is delayed, postponed or enjoined as a result of a claim, action, proceeding or investigation arising from the failure or alleged failure to comply with Law in connection with the Arrangement, the Effective Date shall be extended for such further reasonable period not to exceed 90 days as may be necessary to remedy such failure or alleged failure and the Parties shall use their best efforts to remedy such failure or alleged failure.

5.5

Satisfaction of Conditions

The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Shore Gold and Kensington, a copy of the Final Order and Articles of Arrangement are filed with and accepted by the Registrar under the Act.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1

Amendment

This Agreement may, at any time and from time to time before or after the holding of the Kensington Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)

waive compliance with or modify any conditions precedent herein contained,

provided that, notwithstanding the foregoing, the terms of this Agreement and the Plan of Arrangement shall not be amended in a manner materially prejudicial to the Kensington Securityholders without the approval of the Kensington Securityholders given in the same manner as required for the approval of the Arrangement.

6.2

Mutual Understanding Regarding Amendments

(a)

During the Pre-Effective Date Period the parties will use their respective reasonable efforts to maximize present and future financial and tax planning opportunities for the Kensington Securityholders, and for Shore Gold and for Kensington, as and to the extent that the same shall not prejudice any party or its security holders. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)

The parties agree that if Shore Gold or Kensington, as the case may be, proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with Shore Gold or Kensington, as the case may be, so that such amendment can be effected subject to applicable Law and the rights of the security holders.

6.3

Termination

(a)

If any condition contained in Sections 5.1 or 5.2 is not satisfied at or before the Termination Date to the satisfaction of Shore Gold, then Shore Gold may, subject to Section 5.4, by notice to Kensington terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided including Section 6.4) but without detracting from the rights of Shore Gold arising from any breach by Kensington but for which the condition would have been satisfied.

(b)

If any condition contained in Sections 5.1 or 5.3 is not satisfied at or before the Termination Date to the satisfaction of Kensington, then Kensington may, subject to Section 5.4, by notice to Shore Gold terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided including Section 6.4) but without detracting from the rights of Kensington arising from any breach by Shore Gold but for which the condition would have been satisfied.

(c)

This Agreement may:

(i)

be terminated by the mutual agreement of Kensington and Shore Gold (without any action on the part of the Kensington Securityholders or the Shore Gold Shareholders);

(ii)

be terminated by either Kensington or Shore Gold, if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)

be terminated by Shore Gold if (A) the board of directors of Kensington shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Shore Gold its approval or recommendation of the Arrangement or the Kensington Resolutions or (B) the board of directors of Kensington shall have approved or recommended an Acquisition Proposal;

(iv)

be terminated by Kensington in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Sections 4.5 and 4.6 and the payment of any fee required to be paid pursuant to Section 6.4; or

(v)

be terminated by Kensington or Shore Gold if the approval of the Kensington Securityholders shall not have been obtained by reason of the failure to obtain the required vote on the Kensington Resolutions at the Kensington Meeting;

in each case, prior to the Effective Date.

(d)

If the Effective Date does not occur on or prior to the Termination Date, then this Agreement shall terminate.

(e)

If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.3, no party shall have any further liability to perform its obligations hereunder except as provided in Sections 6.4 and 7.9 and as otherwise contemplated hereby, and provided that, subject to Section 6.5, neither the termination of this Agreement nor anything contained in this Section 6.3(e) shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.4

Break Fee

If:

(a)

Shore Gold shall terminate this Agreement as a result of any action or inaction of the board of directors of Kensington pursuant to Section 6.3(c)(iii), unless at the time of such failure to recommend, withdrawal or adverse modification or change, or recommendation of an Acquisition Proposal, a Specified Shore Gold Event has occurred and is continuing;

(b)

Kensington shall terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal pursuant to Section 6.3(c)(iv);

(c)

either Kensington or Shore Gold shall terminate this Agreement pursuant to Section 6.3(c)(v) in circumstances where the Kensington Resolutions have not received the required securityholder approval at the Kensington Meeting and: (A) a bona fide Acquisition Proposal has been publicly announced or made by any Person other than Shore Gold prior to the Kensington Meeting and not withdrawn more than three Business Days prior to the Kensington Meeting and (B) an Acquisition Proposal is consummated, after the date hereof and prior to the expiration of 12 months following the date of the Kensington Meeting; or

(d)

Shore Gold shall terminate this Agreement pursuant to Section 6.3(a) as the result of a breach in any material respect by Kensington of any covenant in this Agreement that caused a condition precedent to not be satisfied, and subject to compliance with Section 5.4, then in any such case Kensington shall pay to Shore Gold $7.0 million in immediately available funds to an account designated by Shore Gold.  Such payment shall be due (A) in the case of a termination specified in clause (a) or (d) above, within five Business Days after written notice of termination by Shore Gold or (B) in case of a termination specified in clause (b) above, on or prior to the termination of this Agreement or (C) in the case of a termination specified in clause (c) above, at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein.  Kensington shall not be obligated to make more than one payment pursuant to this Section 6.4.

If Kensington shall terminate this Agreement pursuant to Section 6.3(b) as the result of a breach in any material respect by Shore Gold of any covenant in this Agreement that caused a condition precedent to not be satisfied, and subject to compliance with Section 5.4, Shore Gold shall pay Kensington $7.0 million in immediately available funds to an account specified by Kensington.  Such payment shall be due within five Business Days of the written notice of termination by Kensington.

6.5

Effect of Break Fee Payment

For greater certainty, the parties hereto agree that if Kensington pays to Shore Gold, or Shore Gold pays to Kensington, amounts required by Section 6.4 as a result of the occurrence of any of the events referenced in Section 6.4, Shore Gold or Kensington, as the case may be, shall have no other remedy for any breach of this Agreement by Kensington or Shore Gold, respectively provided however that nothing contained in this Article 6 (including this Section 6.5 and including the payment of an amount under Section 6) shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a breach of this Agreement by a Party acting in bad faith with a clear intent and design to prevent the conditions precedent to this Agreement's completion from being satisfied.

6.6

Remedies

Subject to Section 6.5, the parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

ARTICLE 7

GENERAL PROVISIONS

7.1

Public Announcements

Shore Gold and Kensington agree to use their reasonable efforts to consult with each other as to the general nature of any news releases or public statements with respect to this Agreement or the Arrangement.  Subject to applicable Law, each party shall use its reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof.  The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement in the form of Schedule F.  Shore Gold and Kensington also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

7.2

Survival of Representations and Warranties

The representations and warranties of each of Kensington and Shore Gold contained herein will survive the execution and delivery of this Agreement and will terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

7.3

Notices

All notices, requests, demands and other communications hereunder will be deemed to have been duly given and made, if in writing and if served by personal delivery upon the party for whom it is intended or delivered, or if sent by facsimile, upon receipt of confirmation that the transmission has been received, to the Person at the address set forth below, or any other address as may be designated in writing hereafter, in the same manner, by that Person:

(a)

if to Shore Gold:

Shore Gold Inc.
300, 224 – 4th Avenue S
Saskatoon, Saskatchewan
S7K 5M5

Attention:  President and Chief Executive Officer

(b)

if to Kensington:

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 West Georgia Street
Vancouver, British Columbia V6B 4N9

Attention:  President and Chief Executive Officer

7.4

Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the reminder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated and the parties hereto will negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

7.5

Assignment

Shore Gold may assign all or any part of its rights under this Combination Agreement to a direct or indirect wholly owned Subsidiary of Shore Gold, provided that Shore Gold shall remain liable for the fulfillment of its obligations hereunder.  Except as aforesaid, neither party hereto may assign this Agreement or any of its rights hereunder or under the Arrangement without the prior written consent of the other party, which consent may be withheld without reason.

7.6

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.  Each party hereby irrevocably attorns to the jurisdiction of the courts of the Provinces of Alberta, British Columbia and Saskatchewan as well as the Yukon Territory in respect of all matters arising under or in relation to this Agreement and agrees not to commence any action, suit or proceeding relating thereto except in such courts.

7.7

Binding Effect

This Agreement and the Arrangement will be binding upon and will enure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

7.8

Investigation by Parties

No investigation pursuant to the Confidentiality Agreement, this Agreement or otherwise made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant by the other party in or pursuant to this Agreement.

7.9

Expenses

(a)

The parties agree that all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

(b)

Shore Gold represents and warrants to Kensington that, except for any amounts owing to Genuity Capital Markets by Shore Gold pursuant to and in accordance with the terms of written and executed agreements existing as at the date hereof and disclosed to Kensington on or prior to the date hereof, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from Shore Gold or any Subsidiary of Shore Gold as a result of the completion of the transactions contemplated hereby or by the Arrangement.

(c)

Kensington represents and warrants to Shore Gold that, except for any amounts owing to BMO Nesbitt Burns by Kensington pursuant to and in accordance with the terms of written and executed agreements existing as at the date hereof a copy of which has been provided to Shore Gold on or prior to the date hereof, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from Kensington or any Subsidiary of Kensington as a result of the completion of the transactions contemplated hereby or by the Arrangement.

7.10

Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by both parties.  No waiver of any nature, in any one or more instances, will be deemed or construed as a further or continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

7.11

Mutual Intent

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the parties hereto, both parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the parties hereto have adopted this Agreement as the joint agreement and understanding of the parties hereto, and the language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of construction providing that a provision is to be interpreted in favour of the Person who contracted the obligation and against the Person who stipulated it will be applied against any party hereto.

7.12

Further Assurances

Kensington and Shore Gold hereby agree that each will promptly furnish to the other any further documents and take or cause to be taken any further action as may reasonably be required in order to give effect to this Agreement and the Arrangement. The parties hereto each agree to execute and deliver any instruments and documents as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

7.13

Time of Essence

Time is of the essence of this Agreement.

7.14

Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument.

7.15

U.S. Federal Tax Considerations

For U.S. federal income tax purposes, it is intended that the Arrangement shall qualify as a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder.  The parties intend to adopt this Agreement as a tax-deferred plan of reorganization and agree to treat the Arrangement as a tax-deferred reorganization in accordance with the provisions of Section 368(a)(1) of the Code for U.S. federal income tax purposes.

Shore Gold covenants that Shore Gold, Shore Gold Subco and their Affiliates have not taken or agreed to take any action, and are not aware of any fact or circumstance, that would prevent the Arrangement from being treated as a tax-deferred reorganization under Section 368(a)(1) of the Code.

IN WITNESS WHEREOF the parties have executed this Combination Agreement effective as of the 14th day of August, 2005.

SCHEDULE A

APPROPRIATE REGULATORY APPROVALS

1.

Securities Regulatory Authorities

Approval of applicable corporate and securities regulatory authorities (including the TSX and TSXV) to the acquisition of the Kensington Shares and the exchange of the Kensington Options and Kensington Warrants and the issuance and first resale (if applicable) of the Shore Gold Shares and options and warrants of Shore Gold to be issued pursuant to the Plan of Arrangement to the former holders of securities of Kensington and pursuant to the exercise of the options and warrants of Shore Gold issued pursuant to the Plan of Arrangement, as well as the Kensington Broker Warrants, after the Effective Time.

SCHEDULE B

RESOLUTIONS OF THE SECURITYHOLDERS OR OF
KENSINGTON RESOURCES LTD.

BE IT RESOLVED THAT:

1.

The combination agreement (the "Combination Agreement") dated August 14, 2005, as amended and restated on September 19, 2005 between Shore Gold Inc. ("Shore Gold") and Kensington Resources Ltd. ("Kensington") with such amendments or variations thereto made in accordance with the terms of the Combination Agreement, is hereby ratified, authorized and approved.

2.

The arrangement ("Arrangement") under section 195 of the Business Corporations Act (Yukon Territory) substantially as set forth in the Plan of Arrangement as Schedule C to the Combination Agreement and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

3.

Notwithstanding that this resolution has been duly passed and/or has received the approval of the Supreme Court of the Yukon Territory, the board of directors of Kensington may, without further notice to or approval of the holders of Kensington securities or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Combination Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement.

4.

Any director or officer of Kensington is hereby authorized, for and on behalf of Kensington, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

SCHEDULE C

KENSINGTON RESOURCES LTD.

PLAN OF ARRANGEMENT UNDER SECTION 195
OF THE BUSINESS CORPORATIONS ACT (YUKON TERRITORY)

ARTICLE 1
INTERPRETATION

1.1

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:

(a)

"Act" means the Business Corporations Act (Yukon Territory), R.S.Y. 2002, c. 20, including all regulations made thereunder, as amended or replaced;

(b)

"Affiliate" has the meaning attributed to that term in the Act;

(c)

"Amalgamated Kensington" means the corporation created under the Act by the amalgamation of Kensington and Shore Gold Subco pursuant to this Plan of Arrangement;

(d)

"Arrangement" means an arrangement under the provisions of Section 195 of the Act, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made in accordance with Section 5.1;

(e)

"Arrangement Resolution" means the special resolution of the Kensington Securityholders approving the Arrangement in accordance with section 195 of the Act;

(f)

"Articles of Arrangement" means the articles of arrangement of Kensington that are required by the Act to be sent to the Registrar after the Final Order is granted;

(g)

"Business Day" means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in any of Calgary, Alberta; Saskatoon, Saskatchewan; or Vancouver, British Columbia;

(h)

"Circular" means the management information circular of Kensington to be prepared and sent to Kensington Securityholders in connection with the Kensington Meeting;

(i)

"Combination Agreement" means the agreement made August 14, 2005, as amended and restated on September 19, 2005 between Kensington and Shore Gold to which this Plan of Arrangement is attached as Schedule C, as the same may be supplemented or amended from time to time;

(j)

"Court" means the Supreme Court of the Yukon Territory;

(k)

"Depositary" means Valiant Trust Company or such other institution as Shore Gold may select;

(l)

"Dissent Rights" means the Dissent Rights in respect of the Arrangement described in Section 3.1;

(m)

"Effective Date" means the date upon which a copy of the Final Order and Articles of Arrangement are filed with, and accepted for filing, under section 195 of the Act (or any replacement thereof) by the Registrar;

(n)

"Effective Time" means 12:01 a.m. (Central Standard Time) on the Effective Date;

(o)

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of Shore Gold and Kensington, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of Shore Gold and Kensington, acting reasonably) on appeal;

(p)

"Holder" means a registered holder of Kensington Shares or any person who surrenders to the Depositary certificates representing such Kensington Shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

(q)

"Interim Order" means an order of the Court providing for, among other things, the calling and holding of the Kensington Meeting, as such order may be amended, supplemented or varied by the Court;

(r)

"Kensington" means Kensington Resources Ltd., a corporation constituted under the laws of the Yukon Territory;

(s)

"Kensington Broker Warrants" means the outstanding broker warrants each of which entitles the holder thereof to acquire one (1) Kensington Share and one-half of a warrant to purchase one (1) Kensington Share (collectively, the "Kensington Underlying Warrants") upon the valid exercise of such warrant in accordance with the terms thereof;

(t)

"Kensington Meeting" means the meeting of the Kensington Securityholders held for the purpose of considering and approving the Arrangement and the transactions contemplated thereby by way of the Arrangement Resolution;

(u)

"Kensington Options" means the options (whether or not vested) to purchase Kensington Shares which are outstanding under the Kensington Stock Option Plan;

(v)

"Kensington Rights Plan" means the shareholders rights plan set out in the Shareholder Rights Plan Agreement dated as of October 6, 2004 between Kensington and Computershare Investor Services Inc. as rights agent;

(w)

"Kensington Stock Option Plan" means the stock option plan dated June 13, 2005 as constituted as of the date hereof pursuant to which participants are granted Kensington Options;

(x)

"Kensington Securities" means, collectively, Kensington Shares, Kensington Options, Kensington Warrants and Kensington Broker Warrants;

(y)

"Kensington Securityholders" means holders of Kensington Securities;

(z)

"Kensington Shareholder" means a Holder of Kensington Shares;

(aa)

"Kensington Shares" means the common shares in the capital of Kensington;

(bb)

"Kensington Underlying Warrants" has the meaning ascribed to such term in definition of Kensington Broker Warrants;

(cc)

"Kensington Warrant Indenture" means the Common Share Purchase Warrant Indenture between Kensington and Computershare Trust Company of Canada dated May 6, 2005;

(dd)

"Kensington Warrants" means the outstanding warrants each of which entitles the holder thereof to acquire one (1) Kensington Share upon the valid exercise of such warrant in accordance with the terms thereof (including, without limitation, any Kensington Underlying Warrants issued prior to the Effective Time upon the valid exercise of Kensington Broker Warrants);

(ee)

"Letter of Transmittal" means the letter of transmittal forwarded by Kensington to Kensington Securityholders in connection with the Arrangement;

(ff)

"Mailing Date" means the date of the mailing of the Circular to the Kensington Shareholders;

(gg)

"Notice of Dissent" means a notice given in respect of the Dissent Rights as contemplated in the Interim Order and as described in Article 3;

(hh)

"Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions means this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof, the Combination Agreement or made at the direction of the Court in the Final Order;

(ii)

"Registrar" has the meaning attributed to that term under the Act;

(jj)

"Shore Gold" means Shore Gold Inc., a corporation constituted under the laws of Canada;

(kk)

"Shore Gold Shares" means the common shares as constituted on the date of the Combination Agreement in the capital of Shore Gold;

(ll)

"Shore Gold Stock Option Plan" means the stock option plan of Shore Gold dated February 2, 2005, as may be amended from time to time;

(mm)

"Shore Gold Subco" means 38802 Yukon Inc., a corporation existing under the Act all of the outstanding shares of which are held by Shore Gold; and

(nn)

"Shore Gold Underlying Warrants" has the meaning ascribed to such term in Section 2.4.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement.

1.3

Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.  Words importing gender include all genders.

1.4

Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Time

Time shall be of the essence in every matter or action contemplated hereunder.  All times expressed herein or in the Letter of Transmittal are Central Standard Time unless otherwise stipulated herein or therein.

1.6

Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
ARRANGEMENT

2.1

Binding Effect

The Arrangement shall be effective as of, and be binding at and after the Effective Time on, Kensington and all holders and beneficial holders of Kensington Securities.

2.2

The Arrangement

At the Effective Time, the following shall occur and shall be deemed to have occurred in the following order without any further act or formality:

(a)

The Kensington Rights Plan shall terminate and cease to have any further force or effect and the Rights (as defined in the Kensington Rights Plan) issued and outstanding under the Kensington Rights Plan shall be cancelled;

(b)

Kensington and Shore Gold Subco shall be amalgamated and continue as one company under the Act and the following provisions shall apply to Amalgamated Kensington:

(i)

the name of Amalgamated Kensington shall be "Kensington Resources Ltd." and the registered office of Amalgamated Kensington shall be located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2;

(ii)

the authorized capital of Amalgamated Kensington shall be an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Schedule A to this Plan of Arrangement;

(iii)

there shall be no restrictions on the business which Amalgamated Kensington is authorized to carry on or the powers which Amalgamated Kensington may exercise;

(iv)

the board of directors of Amalgamated Kensington shall, until otherwise changed in accordance with the Act, consist of a minimum of one and a maximum of 10 directors.  The number of directors of Amalgamated Kensington shall initially be two.  The first directors of Amalgamated Kensington shall be the persons whose names and municipality of residence appear below:

Name	Municipality of Residence
Harvey J. Bay	Saskatoon, Saskatchewan
Kenneth E. MacNeill	Saskatoon, Saskatchewan

and such directors shall hold office until the next annual meeting of shareholders of Amalgamated Kensington or until their successors are elected or appointed; and

(v)

the by-laws of Amalgamated Kensington, until repealed, amended or altered, shall be the by-laws of Shore Gold Subco in effect prior to the Effective Time.  A copy of the by-laws of Amalgamated Kensington will be available for inspection at the registered office of Amalgamated Kensington;

(c)

on the amalgamation referred to in Section 2.2(b) above:

(i)

without any further act or formality, each Kensington Share (other than Kensington Shares held by: (i) either Shore Gold and its Affiliates; or (ii) Holders who have validly exercised Dissent Rights as contemplated in Section 3.1 hereof) shall be and shall be deemed to be transferred to Shore Gold and, subject to Section 4.2, the holder thereof shall be issued by Shore Gold 0.64 of a Shore Gold Share for each of such holders' Kensington Shares so transferred;

(ii)

each issued and outstanding Kensington Share held by Shore Gold (including, for greater certainty, those transferred to Shore Gold pursuant to Section 2.2(c)(i) or Section 3.1) and its Affiliates will be exchanged for one common share of Amalgamated Kensington;

(iii)

each issued and outstanding common share of Shore Gold Subco will be exchanged for one common share of Amalgamated Kensington;

(iv)

each Kensington Option, to the extent that it has not been exercised (other than Kensington Options held by holders who have validly exercised Dissent Rights as contemplated by Section 3.1 hereof), shall be transferred to Shore Gold in exchange for an option of Shore Gold to purchase that number of Shore Gold Shares determined by multiplying the number of Kensington Shares subject to each such Kensington Option by 0.64 at an exercise price per Shore Gold Share equal to the exercise price per Kensington Share of each such Kensington Option divided by 0.64.  If the foregoing calculation results in the option being exercisable for a fraction of a Shore Gold Share, then the number of Shore Gold Shares subject to such option shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the option will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement. All options of Shore Gold issued on such exchange shall be governed by the Shore Gold Stock Option Plan;

(v)

each Kensington Warrant, to the extent that it has not been exercised (other than Kensington Warrants held by holders who have validly exercised Dissent Rights as contemplated by Section 3.1 hereof), shall be transferred to Shore Gold in exchange for a warrant of Shore Gold to purchase 0.64 Shore Gold Shares and each such warrant of Shore Gold shall have an exercise price equal to the exercise price of the original Kensington Warrant.  If the foregoing calculation results in the warrants of Shore Gold held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement; and

(vi)

with respect to each Kensington Share, Kensington Option and Kensington Warrant transferred to Shore Gold pursuant to Sections 2.2(c)(i), 2.2(c)(iv) and 2.2(c)(v) at the Effective Time, without any further act or formality:

(i)

the Holder thereof shall cease to be the Holder of such security and the name of the Holder thereof shall be removed from the register of such securities of Kensington; and

(iii)

the Holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such security in accordance with Sections 2.2(c)(i), 2.2(c)(iv) and 2.2(c)(v); and

(d)

the stated capital account in the records of Amalgamated Kensington for the common shares of Amalgamated Kensington shall be equal to the stated capital attributed to the Kensington Shares (other than the Kensington Shares held by Shore Gold Subco) and the common shares of Shore Gold Subco.

2.3

Letter of Transmittal

(a)

Kensington shall cause the Letter of Transmittal to be sent to each Holder, together with the Circular, on the Mailing Date.

(b)

Any deposit of a Letter of Transmittal and accompanying certificates, or other documentation as provided in the Letter of Transmittal, may be made at any of the offices of the Depositary specified in the Letter of Transmittal.

2.4

Effect on Kensington Broker Warrants

In accordance with the terms of the Kensington Broker Warrants, each Kensington Broker Warrant, to the extent that it has not been exercised prior to the Effective Time, shall become exercisable for:

(a)

0.64 Shore Gold Shares; and

(b)

one-half of a warrant of Shore Gold (collectively, the "Shore Gold Underlying Warrants"), each such whole Shore Gold Underlying Warrant entitling the holder to purchase 0.64 Shore Gold Shares and having an exercise price equal to the exercise price of the original Kensington Underlying Warrant that corresponds to such Kensington

Broker Warrant.  If the foregoing calculation results in the Shore Gold Underlying Warrants held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement, and the exercise price of such Kensington Broker Warrant shall be unchanged.  If the foregoing calculation results in the Kensington Broker Warrants held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement.

ARTICLE 3
DISSENT RIGHTS

3.1

Dissent Rights

A Kensington Securityholder may exercise dissent rights ("Dissent Rights") conferred by the Interim Order in connection with the Arrangement in the manner set out in Section 193 of the Act (or any replacement thereof), provided the Notice of Dissent is received by Kensington at or before the Kensington Meeting.  Without limiting the generality of the foregoing, Kensington Securityholders who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Kensington Securities by Kensington shall be deemed to have transferred such Kensington Securities, immediately prior to the transactions in Sections 2.2, as of the Effective Time, without any further act or formality to Shore Gold in consideration of a payment of cash by Shore Gold equal to such fair value.  In no case shall Kensington or Shore Gold be required to recognize such Holders as Kensington Securityholders at and after the Effective Time, and the names of such Kensington Securityholders shall be removed from Kensington’s register of shareholders, optionholders or warrantholders, as the case may be, as of the Effective Time.

ARTICLE 4
SHORE GOLD CERTIFICATES

4.1

Right to Shore Gold Shares

(a)

Shore Gold shall, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Kensington Shares or other documentation as provided in the Letter of Transmittal, cause the Depository to:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

(ii)

if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Holder; or

(iii)

if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), to forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address of such holder as shown on the share register maintained by or on behalf of Kensington, certificates representing the number of Shore Gold Shares issuable to such Kensington Shareholder as determined in accordance with the provisions hereof, together with a cheque in the amount, if any, payable to such Holder pursuant to Section 4.2.  Shore Gold shall have provided the Depositary with sufficient certificates representing Shore Gold Shares and sufficient funds for this purpose.

(b)

Each Holder entitled in accordance with Article 2 to receive Shore Gold Shares shall be deemed to be the registered holder for all purposes as of the Effective Time of the number of Shore Gold Shares to which such Holder is entitled.  All dividends paid or other distributions made on or after the Effective Time on or in respect of any Shore Gold Shares which a Holder is entitled to receive pursuant to this Plan of Arrangement, but for which a certificate has not yet been delivered to such Holder in accordance with Section 4.1(a), shall be paid or made to such Holder when such certificate is delivered to such Holder in accordance with Section 4.1(a).

(c)

Subject to Article 3, after the Effective Time, any certificate formerly representing Kensington Shares, Kensington Options and Kensington Warrants (other than Kensington Shares held by Shore Gold and its Affiliates) shall represent only the right to receive securities of Shore Gold pursuant to Sections 2.2 and 4.1(a) (and cash pursuant to Section 3.1 or Section 4.2 hereof, if applicable) and any dividends or other distributions to which the Holder is entitled under Section 4.1(b), and any such certificate formerly representing Kensington Shares not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under Section 4.1(b), against Shore Gold or Kensington by a former Holder.  On such date, all Shore Gold Shares and cash to which the former Holder of such certificates was entitled shall be deemed to have been surrendered to Shore Gold.

(d)

After the Effective Time, each certificate formerly representing Kensington Warrants will be deemed to represent warrants of Shore Gold on the basis provided for in Section 2.2(c)(vi) provided that upon any transfer of such certificate formerly representing Kensington Warrants after the Effective Time, Shore Gold shall issue a new certificate representing the relevant warrants or Shore Gold and such certificate formerly representing Kensington Warrants shall be cancelled.

4.2

Fractional Shares

No fractional shares will be issued by Shore Gold.  In lieu of a fractional Shore Gold Share, a Holder who would otherwise receive a fraction of a Shore Gold Share will receive a cash payment from Shore Gold equal to the product of (A) such fractional interest multiplied by (B) the average closing price per share of the Shore Gold Shares on the TSX for the five Business Day period ending on the Business Day before the Kensington Meeting.

4.3

Illegality of Delivery of Shore Gold Shares

Notwithstanding the foregoing, if it appears to Shore Gold that it would be contrary to applicable law to issue Shore Gold Shares pursuant to the Arrangement to a person that is not a resident of Canada, the Shore Gold Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the Shore Gold Shares by the Depositary on behalf of that person.  The Shore Gold Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion.  The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shore Gold Shares sold by it.  Each such person will receive a pro rata share of the cash proceeds from the sale of the Shore Gold Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shore Gold Shares and any amount withheld in respect of Canadian taxes) in lieu of the Shore Gold Shares.  The net proceeds will be remitted in the same manner as set forth in this Article 4.  None of Kensington, Shore Gold or the Depositary will be liable for any loss arising out of any such sales.

4.4

Lost Certificates

If any certificate which prior to the Effective Time represented outstanding Kensington Shares which were exchanged pursuant to Section 2.2 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Shore Gold Shares (together any cash in lieu of fractional Shore Gold Shares pursuant to Section 4.2) deliverable in respect thereof as determined in accordance with Section 2.2.  When seeking such certificate and payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Shore Gold Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Shore Gold and its transfer agent, in such sum as Shore Gold may direct or otherwise indemnify Shore Gold and its transfer agent in a manner satisfactory to Shore Gold and its transfer agent against any claim that may be made against Shore Gold or its transfer agent with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
AMENDMENT

5.1

Amendment of Plan of Arrangement

(a)

Kensington and Shore Gold reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Kensington Meeting, approved by the Court and communicated to Holders in the manner required by the Court (if so required).

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Kensington or Shore Gold at any time prior to or at the Kensington Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Kensington Meeting, will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Kensington Meeting will be effective only if it is consented to by Kensington and Shore Gold (acting reasonably).

(d)

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Combination Agreement.

(e)

Notwithstanding the foregoing provisions of this Section 5.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Combination Agreement.

SCHEDULE A

Rights, Privileges, Restrictions and Conditions of
Common Shares of Amalgamated Kensington

The rights, privileges, restrictions and conditions attaching to the Common Shares of Amalgamated Kensington (herein, the "Corporation") shall be as follows:

1.

Dividends

The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

2.

Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings.

3.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

DMSLegal\018456\00077\2132512v5

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF KENSINGTON

Kensington represents and warrants to and in favour of Shore Gold as follows (except as disclosed in the Kensington Disclosure Letter) and acknowledges that Shore Gold is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)

Organization

Kensington is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the Yukon Territory, has all requisite corporate power and authority to own or lease and to operate its assets and conduct its business as now owned and conducted by it.  Kensington is duly registered, licensed or qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its activities makes a registration, license or qualification necessary, except where the failure to be so registered, licensed or qualified would not have a Material Adverse Effect on Kensington.  Kensington is a reporting issuer, or its equivalent, for the purposes of Securities Legislation in each of the Provinces of British Columbia, Alberta and Saskatchewan.

(b)

Capitalization

The authorized capital of Kensington consists of an unlimited number of common shares without par value (“Kensington Shares”) of which 78,638,635 Kensington Shares are outstanding as of the date of this Agreement, all of which have been duly authorized, validly issued and are outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  Pursuant to the Kensington Stock Option Plan, a rolling maximum of 10% of the issued and outstanding Kensington Shares in aggregate may be issued, of which options to purchase a total of 5,167,250 Kensington Shares are outstanding as of the date of this Agreement.  As of the date of this Agreement, a maximum of 6,535,911 Kensington Warrants and 800,000 Kensington Broker Warrants are issued and outstanding.  The outstanding Kensington Shares are listed and posted for trading on the TSXV.  Except for the rights issued under the Kensington Rights Plan and as described in the preceding sentences, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Kensington to issue or sell any shares of Kensington or any other Person or securities or obligations of any kind convertible into or exchangeable for any shares of Kensington or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the value or market price of the Kensington Shares or the book value, income or any other attribute of Kensington.  Except as set forth in the Kensington Disclosure Documents, paragraph (n) of this Schedule D and the Kensington Disclosure Letter, there have been no Kensington Shares issued or purchased for cancellation since December 31, 2004.  There are no outstanding bonds, debentures or other evidences of indebtedness of Kensington having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Kensington Shares on any matter.  Except as set forth in the Kensington Disclosure Documents or the Kensington Disclosure Letter, there are no outstanding contractual obligations of Kensington to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of Kensington’s Subsidiaries.

(c)

Subsidiaries

Kensington does not have any material interest, direct or indirect, in any other material Person.

(d)

Compliance with Laws

To Kensington’s knowledge, Kensington is, at the date hereof, in compliance with all applicable Law, including Securities Legislation, except where failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect on Kensington.  Kensington owns, possesses, or has obtained and is in compliance with, all licences, permits, franchises, certificates, orders, grants, approvals and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted except for such failure as would individually or in the aggregate not have a Material Adverse Effect on Kensington.

(e)

Restrictions on Business Activities

Except as disclosed in the Kensington Disclosure Documents or the Kensington Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon Kensington that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Kensington, any acquisition of property by Kensington or the conduct of business by Kensington as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on Kensington.

(f)

Employment Matters

(i)

Except as set forth in the management information circular prepared in connection with the annual general meeting of Kensington Shareholders held on June 13, 2005 or the Kensington Disclosure Letter, Kensington is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer.

(ii)

Kensington is not a party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of Kensington, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current or, to the knowledge of Kensington, pending or threatened strikes or lockouts at any of the operations of Kensington that would, individually or in the aggregate, have a Material Adverse Effect on Kensington.

(iii)

Kensington is not subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Kensington, pending or threatened, or any litigation, actual or, to the knowledge of Kensington, pending or threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation as would, individually or in the aggregate, not have a Material Adverse Effect on Kensington.

(iv)

Kensington has operated in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, or, to the knowledge of Kensington, pending or threatened proceedings before any board or tribunal with respect to any of the above areas, other than where the failure to so operate or such proceedings, individually or in the aggregate, would not have a Material Adverse Effect on Kensington.

(v)

All accruals for premiums and assessments for unemployment insurance premiums, health premiums, Canada Pension Plan contributions, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of Kensington.

(g)

Authority Relative to this Agreement

Kensington has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Kensington and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Kensington and no other corporate proceedings on the part of Kensington are necessary to authorize this Agreement and the transactions contemplated hereby other than: (i) the approval of the board of directors of Kensington with respect to the Circular, modification of the Kensington Options and the Kensington Warrants as described in Section 2.4 of the Plan of Arrangement and the implementation of the Arrangement and (ii) shareholder approval of the

Kensington Resolutions.  This Agreement has been duly executed and delivered by Kensington and constitutes a valid and binding obligation of Kensington, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws relating to or affecting creditors’ rights generally and to general principles of equity.  Except as set out in the Kensington Disclosure Letter, the execution and delivery by Kensington of this Agreement and the performance by it of its obligations hereunder including completion of the transactions contemplated by the Plan of Arrangement do not and will not:

(i)

result in a violation, breach or termination of any provision of:

(A)

its  articles or bylaws;

(B)

any Law, subject to obtaining the Appropriate Regulatory Approvals and shareholder approval; or

(C)

any Material Agreement by which it is bound;

(ii)

(A) give rise to any right of termination of any Material Agreement to which Kensington is a party, (B) accelerate the repayment of indebtedness, or cause any indebtedness to come due before its stated maturity, (C) result in the cancellation, suspension or alteration in the terms of any material license, permit or authority held by Kensington, (D) give rise to any rights of first refusal, or trigger any provision of any Material Agreement to which Kensington is a party relating to either (x) a change in control or influence, or (y) any restriction or limitation under any Material Agreement to which Kensington is a party, or (E) otherwise have a Material Adverse Effect on Kensington or Kensington's interest in the FALC JVA;

(iii)

result in the imposition of any Lien upon any of its assets; or

(iv)

result in any payment (including severance, unemployment, compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Kensington or increase any benefits payable under any of Kensington’s Benefit Plans or result in the acceleration of time of payment or vesting of any benefits, other than the time of exercise of stock options.

Other than the Appropriate Regulatory Approvals and as set forth in the Kensington Disclosure Letter, and except for the filing of appropriate notices, applications and other documents with the TSXV, or as required under Securities Legislation, Kensington is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licences, certifications, authorizations or approvals of, or notifications to, any Governmental Entity are required to be obtained by Kensington:  (i) in connection with the execution or delivery by Kensington of this Agreement or the performance by it of its obligations hereunder or the completion of any of the transactions contemplated herein or contemplated in the Plan of Arrangement, (ii) to avoid the loss of any licence, permit, authority or other authorization or (iii) in order that the authority of Kensington to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Plan of Arrangement.  Complete and correct copies of any agreements under which Kensington is obligated to request or obtain any such consent have been provided to Shore Gold.

(h)

No Defaults

Subject to obtaining the Appropriate Regulatory Approvals relating to Kensington and except as disclosed in the Kensington Disclosure Letter, Kensington is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party or by which it is bound which would, if terminated due to such default, cause a Material Adverse Effect on Kensington.

(i)

Board Matters and Fairness Opinion

The board of directors of Kensington has:

(i)

determined unanimously that, as of the date of this Agreement, the Arrangement is fair to the Kensington Shareholders and is in the best interests of Kensington;

(ii)

received an opinion from BMO Nesbitt Burns that, as of the date of this Agreement, the exchange ratio of the Shore Gold Shares to be issued for the Kensington Shares pursuant to the Arrangement is fair, from a financial point of view, to the Kensington Shareholders; and

(iii)

determined unanimously, as of the date of this Agreement, to recommend that the Kensington Shareholders vote in favour of the Kensington Resolutions.

(j)

Disclosure Documents; Material Information

Each of the Kensington Disclosure Documents was, as of the date of filing, in compliance in all material respects with all applicable requirements under Securities Legislation and none of the Kensington Disclosure Documents, as of their respective filing dates, contained any Misrepresentation.  Since January 1, 2005, Kensington has filed all documents required to be filed by it pursuant to applicable Securities Legislation.  Kensington has no knowledge of any material information (as such term is defined in TSXV Policy 3.3 and National Policy No. 51-201), which has not been generally disclosed in accordance with its obligation to do so under the provisions of applicable Securities Legislation, other than disclosure relating to this Agreement and the Arrangement.

(k)

Financial Statements

The Kensington Financial Statements and, subject to the absence of complete notes and to normal year-end adjustments that would be made in the ordinary course of an audit and that would not be material, the interim unaudited financial statements of Kensington for the three month period ended March 31, 2005:

(i)

have been prepared in accordance with GAAP applied on a basis consistent with the preceding fiscal period;

(ii)

present fairly, in all material respects, the assets, liabilities and financial condition of Kensington as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended;

(iii)

are in accordance with the books and records of Kensington;

(iv)

contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Kensington for the periods covered thereby;

(v)

contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Kensington; and

(vi)

have been prepared in accordance with applicable Securities Legislation.

Except as reflected in the Kensington Financial Statements and the Kensington Disclosure Documents, Kensington does not have any liabilities or obligations of any nature (absolute, accrued, unaccrued, contingent or otherwise) other than those incurred in the ordinary course of business or those which would not have a Material Adverse Effect on Kensington.

(l)

Books and Records

The books, records and accounts of Kensington, in all material respects, (i) have been maintained in accordance with good business practices and on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Kensington and (iii) accurately and fairly reflect the basis for the Kensington Financial Statements.  Kensington has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets.

(m)

Tax Matters

Except as disclosed in the Kensington Disclosure Documents or the Kensington Disclosure Letter:

(i)

Kensington has prepared in a true, correct and complete manner, and duly and timely filed or caused to be filed, all Tax Returns, required to be filed by it (except if not yet due), has paid or caused to be paid all material Taxes which are due and payable in all material respects and has made adequate provision in the Kensington Financial Statements for the payment of all material Taxes not due and payable on or prior to December 31, 2004.  With respect to any period commencing after December 31, 2004, no liability for Taxes has arisen for Kensington, except for Taxes arising in the ordinary course of its business;

(ii)

Kensington has made adequate and timely instalments on account of material Taxes for each period ending on or prior to the date hereof to the extent required by applicable Law;

(iii)

Kensington has in all material respects withheld from payments made to its past or present employees, officers and directors, and to non-residents, the required amount in respect of Taxes and other deductions to be withheld therefrom, and has remitted any material amounts so withheld to the applicable Governmental Entity within the required time periods under the applicable legislation;

(iv)

Kensington has collected all material Taxes that it was required to collect and, as of the date hereof, all material Taxes (including in the nature of payroll or sales taxes) have been remitted to the applicable Governmental Entity within the required time period;

(v)

Kensington has not received any material refund of Taxes or any material credit against Taxes from any relevant Governmental Entity to which it was not entitled and which has not been returned to any relevant Governmental Entity;

(vi)

all Tax Returns of Kensington have been filed through and including the financial year ended December 31, 2004, and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, election or designation or the payment of any Taxes in respect of any financial year for which an assessment has not been issued;

(vii)

there is not now any Claim concerning any material Tax liability of Kensington either:  (i) claimed or raised by any Governmental Entity in writing; or (ii) as to which Kensington has knowledge;

(viii)

Kensington has not entered into any Tax allocation, Tax indemnification or Tax sharing agreement in the past seven years;

(ix)

to Kensington’s knowledge, Kensington does not have any liability for the Taxes of any other Person under any applicable Tax Law as a transferee or successor, by contract, operation of Law or otherwise; and

(x)

Kensington is a “Canadian corporation” and a “taxable Canadian corporation” as such terms are defined in subsection 89(1) of the Tax Act.

(n)

Absence of Changes

Except for the transactions contemplated hereby or any change, condition, event or circumstance disclosed in the Kensington Disclosure Documents, as reserved against in the Kensington Financial Statements or as disclosed in the Kensington Disclosure Letter:  (A) Kensington has not been subject to any Material Adverse Change since December 31, 2004; and (B) since such date, Kensington has conducted its business only in the ordinary and regular course of its business consistent with past practice and there has not occurred:

(i)

any issuance or sale of any Kensington Shares or other shares, options, warrants or securities of any type other than: (A) the issuance of 3,190,022 Kensington Shares on the exercise of Kensington Warrants; (B) the issuance of 1,817,500 Kensington Stock Options and the issuance of 547,500 Kensington Shares pursuant to the exercise of Kensington Stock Options; and (C) the issuance of 14,255,400 Kensington Shares, 4,999,999 of the Kensington Warrants and 1,155,324 of the Kensington Broker Warrants pursuant to a private placement of Kensington Shares completed on May 6, 2005;

(ii)

any amendment or proposal to amend its articles or bylaws or any amendment of the Kensington Rights Plan or redemption or waiver of the application of the rights thereunder;

(iii)

any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of its outstanding shares, declaration of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(iv)

any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to Kensington;

(v)

any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to Kensington;

(vi)

any incurrence of indebtedness for money borrowed, or assumption, guarantee (other than indebtedness of Kensington or a wholly-owned Subsidiary of Kensington), endorsement or other liability or responsibility for the obligations of any other Person (other than pursuant to the FALC JVA), or issuance or sale of any debt securities or securities convertible into or exchangeable for debt securities or any issuance or sale of options or other rights to acquire debt securities or any securities convertible into or exchangeable for any debt securities (other than the drawing of funds for operating purposes consistent with past practice);

(vii)

any creation or assumption of any mortgage, pledge, hypothec, security interest or Lien or other encumbrance on any asset or property;

(viii)

any grant to any officer or director of Kensington, of any compensation or any increase in compensation or in severance or termination pay, or entry into new, or amendments of existing, agreements respecting employment (including bonuses, pensions, insurance, benefits, and the granting of stock options, restricted stock awards, or stock appreciation rights) with any officer or director of Kensington, except as required under employment or termination agreements in effect on the date hereof or as may be required by Law or in the ordinary course of its business, consistent with past practice;

(ix)

in the case of employees who are not officers or directors, any taking of any action which is unreasonable or unusual with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable;

(x)

any adoption of or amendment to any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(xi)

any making of any loan, advance or capital contribution to or investment in any Person, other than loans or advances made in the ordinary course of its business, consistent with past practice which do not exceed $5,000 outstanding at any time and advances or contributions to the FALC JV in accordance with the FALC JVA;

(xii)

any entering into, amendment of, relinquishment, termination or non-renewal by it of any Material Agreement to which Kensington is a party, other than in the ordinary course of its business consistent with past practice;

(xiii)

any change in its accounting methods, principles or practices unless required by GAAP;

(xiv)

any revaluation by Kensington of any material asset (including any writing down of the value of intangible assets or inventory or writing off of notes or accounts receivable but excluding marketable securities, intercompany debt and hedging contracts) other than in the ordinary course of business consistent with past practice;

(xv)

any damage, destruction or loss, whether or not covered by insurance, that could reasonably be expected to have a Material Adverse Effect on Kensington; or

(xvi)

any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement untrue or incorrect as of the date when made.

(o)

Contracts and Commitments

Except as disclosed in this Agreement, in the Kensington Disclosure Documents or in the Kensington Disclosure Letter, all Material Agreements to which Kensington is a party or by which it is bound:  (i)  are valid, binding, in full force and effect in all material respects and enforceable by Kensington in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or any of the transactions contemplated thereby.  Except for the FALC JVA, no Material Agreement to which Kensington is a party commits Kensington to a capital expenditure in excess of $50,000, and all Material Agreements committing Kensington to capital expenditures of greater than $10,000 are summarized in the Kensington Disclosure Letter.

(p)

Compliance

Except as disclosed in this Agreement, in the Kensington Disclosure Documents or in the Kensington Disclosure Letter, Kensington is not in conflict with, or in default (including cross-defaults) or violation of:

(i)

its articles or bylaws;

(ii)

to its knowledge, at the date hereof, any Law or permit applicable to it or by which its properties or leasehold interests are bound or affected, which conflict, default or violation, in any case, has or may have a Material Adverse Effect on Kensington or could impede the completion of the Arrangement or the other transactions contemplated in this Agreement; or

(iii)

the provisions of any Material Agreement to which Kensington is a party which conflict, default or violation, in any case, could have a Material Adverse Effect on Kensington or could impede the completion of the Arrangement or the other transactions contemplated in this Agreement.

(q)

Claims

Except as disclosed in the Kensington Disclosure Documents or in the Kensington Disclosure Letter and except for the aboriginal Claims referred to in paragraph (z) of this Schedule, there are no Claims existing, or, to the knowledge of Kensington, pending or threatened in writing against or involving Kensington or its business, assets or properties which if adversely determined, would reasonably be expected to have a Material Adverse Effect on Kensington, including any material liability or obligation relating to the condition of the past and current explorations, operations and physical works, mine reclamation, waste management, environmental impacts or other environmental, health or safety matters of Kensington.

(r)

Property

Kensington has legal and beneficial, good and marketable title, applying customary standards in the mining industry, to its properties (other than property as to which Kensington is a lessee, in which case it has a valid leasehold interest), including all the properties and assets reflected in the balance sheets forming part of the Kensington Financial Statements, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of its business, in each case subject to no Lien except:

(i)

Permitted Liens; or

(ii)

as is disclosed in the Kensington Disclosure Documents.

Such properties and assets constitute all the material properties and assets necessary to permit the operation of the business of Kensington as presently conducted.

(s)

Title to Assets

To Kensington's knowledge,

(i)

neither Kensington, nor any of its predecessors in interest, has done or failed to do any act or thing whereby any of the Kensington Assets are or will be liable or subject to termination, surrender, forfeiture, cancellation, alienation, reduction, or penalty;

(ii)

except for Permitted Encumbrances, at the Effective Date the Kensington Assets will be free and clear of any encumbrance of any kind or character whatsoever created by, through or under Kensington or any of its predecessors in interest.

(t)

No Default Notices

As of the date hereof, Kensington has not received or delivered any written notices of default or any notice alleging any default of any provision under the FALC JVA or applicable regulations or any agreement to which Kensington is a party, which could reasonably be expected to have Material Adverse Effect on Kensington or the FALC Project.

(u)

Mining Practices

To Kensington's knowledge:

(i)

all operations in respect of the FALC Project have been conducted in all material respects in accordance with all applicable regulations; and

(ii)

the operator of the FALC Project has not received any written notice which remains in effect that any of the operations on the Kensington Claims have not been drilled in material compliance with all applicable laws and good mining industry practices, except for such matters that would not reasonably be expected to have a Material Adverse Effect on Kensington and that are described in the Kensington Disclosure Letter.

(v)

Insurance

(i)

Kensington maintains for itself insurance with responsible and reputable insurers in those amounts and covering those risks and with those deductibles and other terms as are reasonable in the circumstances given Kensington's prospects and stage of development.  The coverage under each policy is in full force and effect and Kensington is in good standing under those policies.

(ii)

Kensington has not received notice of, nor has it any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any Claim against Kensington which is not fully covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on Kensington.

(w)

Environmental Compliance

Except as disclosed in this Agreement, in the Kensington Disclosure Documents or in the Kensington Disclosure Letter:

(i)

Kensington is in substantial compliance with all applicable Environmental Laws;

(ii)

in connection with Environmental Activities, there is no notice of infraction, action, suit or proceeding or, to the knowledge of Kensington, pending or threatened against, or in any other manner relating adversely to, Kensington or its properties in any court or before any arbitrator of any kind or before or by any Governmental Entity, which, if adversely determined, would, singly or in the aggregate, have a Material Adverse Effect on Kensington;

(iii)

all material Environmental Permits which are necessary under any applicable Environmental Law for the ownership and operation by Kensington of the real property, assets, mines and other facilities owned or used by Kensington and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Permits or appeal, or to the knowledge of Kensington, any pending or threatened legal or administrative proceedings, and there are to the knowledge of Kensington, no proposals to amend, revoke or replace such material Environmental Permits;

(iv)

Kensington has not and is not, and to the knowledge of Kensington, no past or present lessee, owner, occupant, or licensee or other Person other than Kensington has or is, engaged in any Environmental Activity at, upon, under, over, within or with respect to the real property owned or used by Kensington in violation of any applicable Environmental Law which would lead to the imposition of liability on, or a remediation order against, Kensington and which would have a Material Adverse Effect on Kensington;

(v)

no activities or operations of Kensington are or have been subject to any judicial, administrative or other proceedings alleging a violation of any applicable Environmental Law which, if adversely determined, would have a Material Adverse Effect on Kensington;

(vi)

to the knowledge of Kensington, no activities or operations of Kensington in respect of real property owned or used by Kensington are the subject of investigation or written notice from any Governmental Entity requiring remedial action to respond to a Release of any Contaminant;

(vii)

to the knowledge of Kensington, Kensington has not been or is involved in any operations or Environmental Activity in violation of any applicable Environmental Law which activities would lead to the imposition of liability on, or a remediation order against, Kensington which would have a Material Adverse Effect on Kensington;

(viii)

Kensington has not filed any written notice or report of a Release of a Contaminant with any Governmental Entity in respect of the real property owned or used by Kensington or any part thereof, the consequence of which Release would have a Material Adverse Effect on Kensington; and

(ix)

to the knowledge of Kensington, no order, instruction or direction of any Governmental Entity has been issued which required Kensington to carry out any material environmental remediation of the real property owned or used by Kensington under any applicable Environmental Law and Kensington is not subject to any material reclamation obligation or other site restoration obligation under any Environmental Law.

(x)

Intellectual Property

All trade-marks, copyrights and all other material intellectual property used by Kensington in the operation of its businesses are owned or duly licensed by Kensington and all moral rights therein of a material nature have been waived to the extent necessary to use the intellectual property in the manner so desired unless the failure to own or license would not have a Material Adverse Effect on Kensington.  To Kensington’s knowledge, the use by Kensington of the intellectual property does not cause or involve the infringement, misuse or misappropriation of any rights of any other Person.

(y)

Benefit Plans

Except as disclosed in the Kensington Disclosure Documents or the Kensington Disclosure Letter:

(i)

Kensington has no material Benefit Plans;

(ii)

there are no outstanding violations or defaults thereunder nor any actions, Claims, or other proceedings to the knowledge of Kensington, pending or threatened with respect to any of the Benefit Plans;

(iii)

no promise or commitment to increase benefits under the Benefit Plans has been made except as required by Law or pursuant to a collective agreement;

(iv)

to the extent required by Law, the Benefit Plans are registered, and have at all times been invested and administered substantially in accordance with applicable Law and regulatory policy and the terms of the Plans;

(v)

no event has occurred which would entitle any Person to terminate any Benefit Plan or adversely affect the Tax status of any Benefit Plan;

(vi)

to the knowledge of Kensington, there have been no withdrawals of surplus or contribution holidays except as permitted by Law and the terms of the Benefit Plans; and

(vii)

no Benefit Plan is under funded on either a going concern or a solvency basis as of the date of its most recent actuarial evaluation.

(z)

Aboriginal Claims

Except as disclosed in Kensington Disclosure Documents or the Kensington Disclosure Letter:

(i)

none of Kensington's real property, assets or operations, including the Kensington Assets, is subject to any Claim by any First Nation relating to Kensington or real property, assets or operations of Kensington; and

(ii)

none of the Claims by any First Nation set out in the Kensington Disclosure Letter would reasonably be expected to be adversely determined so as to have a Material Adverse Effect on Kensington.

(aa)

Registration Rights

No holder of securities issued by Kensington has any contractual right to compel Kensington to register or otherwise qualify such securities for public sale in Canada or the United States.

(bb)

Disclosure

There is no fact known to Kensington which it has not disclosed to Shore Gold orally or in writing or made available for review by Shore Gold as part of its due diligence investigations conducted from time to time which has had or would reasonably be expected to have a Material Adverse Effect on Kensington or would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated in this Agreement.

(cc)

Technical Report

Kensington's Technical Report prepared by Jellicoe Resource Associates dated May 18, 2004, was at the date thereof, compliant in all material respects with National Instrument 43-101 and subsequent to such Technical Report Kensington has made disclosure of all material facts and material changes required to be disclosed with respect to the Kensington Assets.

(dd)

Financial

Kensington's: (i) current assets as at August 4, 2005, (ii) current liabilities as at August 4, 2005, (iii) anticipated transaction expenses as at the date of this Agreement and (iv) aggregate bank balance at its financial institutions as at the date of this Agreement are as set out in the Kensington Disclosure Letter.

(ee)

FALC JVA

Other than as described in the Kensington Disclosure Letter, Kensington is not a party to and is not aware of any amendments to, or agreements that have the effect of amending, the FALC JVA.

(ff)

Flow-Through Expenses

Other than as described in the Kensington Disclosure Letter, Kensington has fulfilled in all material respects its obligations to incur and renounce exploration and development expenses with respect to subscription funds received pursuant to any flow-through common share subscription agreements to which Kensington is or has been a party.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF SHORE GOLD

Shore Gold represents and warrants to and in favour of Kensington as follows (except as disclosed in the Shore Gold Disclosure Letter) and acknowledges that Kensington is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)

Organization

Shore Gold is a corporation duly incorporated and organized, validly existing and in good standing under the federal laws of Canada, each of Shore Gold’s material Subsidiaries is a corporation duly formed and organized under applicable Law, and Shore Gold and each of its Subsidiaries has all requisite corporate power and authority to own or lease and to operate its assets and conduct its business as now owned and conducted by it.  Shore Gold and each of its material Subsidiaries is duly registered, licensed or qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties and assets, owned or leased, or the nature of its activities makes a registration, license or qualification necessary, except where the failure to be so registered, licensed or qualified would not have a Material Adverse Effect on Shore Gold.  Shore Gold is a reporting issuer, or its equivalent, for the purposes of Securities Legislation in each of the provinces of Canada.

(b)

Capitalization

The authorized capital of Shore Gold consists of an unlimited number of common shares without par value (“Shore Gold Shares”) of which 94,414,891 Shore Gold Shares are issued and outstanding as of the date of this Agreement, all of which have been duly authorized, validly issued and are outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  Pursuant to the Shore Gold Stock Option Plan, a rolling maximum of 10% of the issued and outstanding Shore Gold Shares may be issued, of which options to purchase a total of 3,631,000 Shore Gold Shares are outstanding as of the date of this Agreement.  As of the date of this Agreement, a maximum of 6,415,931 Shore Gold Common Shares may be issued upon the exercise of outstanding warrants to acquire Shore Gold Shares.  The outstanding Shore Gold Shares are listed and posted for trading on the TSX.  Except for the rights issued under the Shore Gold Rights Plan and as described in the preceding sentences, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Shore Gold or any of its Subsidiaries to issue or sell any shares of Shore Gold or any of its Subsidiaries or any other Person or securities or obligations of any kind convertible into or exchangeable for any shares of Shore Gold, any of its Subsidiaries or any other Person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the value or market price of the Shore Gold Shares or the book value, income or any other attribute of Shore Gold or any of its Subsidiaries.  Except as set forth in the Shore Gold Disclosure Documents, paragraph (n) of this Schedule E or the Shore Gold Disclosure Letter, there have been no Shore Gold Shares issued or purchased for cancellation since December 31, 2004.  There are no outstanding bonds, debentures or other evidences of indebtedness of Shore Gold or any if its Subsidiaries having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Shore Gold Shares on any matter.  Except as set forth in the Shore Gold Disclosure Documents or the Shore Gold Disclosure Letter, there are no outstanding contractual obligations of Shore Gold or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of Shore Gold’s Subsidiaries.

(c)

Subsidiaries

The Shore Gold Disclosure Letter includes a list of Shore Gold’s material Subsidiaries and interests in other material Persons, setting forth its ownership interest in each.  All of the outstanding shares and other ownership interests in each of such material Subsidiaries have been duly authorized, validly issued and are fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by Shore Gold, free and clear of all material Liens other than Permitted Liens and restrictions on transfers contained in constating documents; except as aforesaid there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares or other ownership interests in any of such material Subsidiaries.  Except as set forth in the Shore Gold Disclosure Letter, neither Shore Gold nor any of its Subsidiaries has any material interest, direct or indirect, in any other material Person.

(d)

Compliance with Laws

To Shore Gold’s knowledge, Shore Gold and each of its Subsidiaries is at the date hereof, in compliance with all applicable Law, including Securities Legislation, except where failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect on Shore Gold.  Shore Gold and each of its Subsidiaries owns, possesses, or has obtained and is in compliance with, all licences, permits, franchises, certificates, orders, grants, approvals and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted except for such failure as would individually or in the aggregate not have a Material Adverse Effect on Shore Gold.

(e)

Restrictions on Business Activities

Except as disclosed in the Shore Gold Disclosure Documents or the Shore Gold Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon Shore Gold or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Shore Gold or any of its material Subsidiaries, any acquisition of property by Shore Gold or any of its material Subsidiaries or the conduct of business by Shore Gold or any of its material Subsidiaries as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on Shore Gold.

(f)

Employment Matters

(i)

Except as set forth in the Shore Gold Disclosure Letter, neither Shore Gold nor any of its Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer.

(ii)

Except as set forth in the Shore Gold Disclosure Letter, neither Shore Gold nor any of its Subsidiaries is a party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of Shore Gold, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current or, to the knowledge of Shore Gold, pending or threatened strikes or lockouts at any of the operations of Shore Gold or any of its Subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect on Shore Gold.

(iii)

Neither Shore Gold nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Shore Gold, pending or threatened, or any litigation, actual or, to the knowledge of Shore Gold, pending or threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation as would, individually or in the aggregate, not have a Material Adverse Effect on Shore Gold.

(iv)

Shore Gold and each of its Subsidiaries have operated in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current or, to the knowledge of Shore Gold, pending or threatened proceedings before any board or tribunal with respect to any of the above areas, other than where the failure to so operate or such proceedings, individually or in the aggregate, would not have a Material Adverse Effect on Shore Gold.

(v)

All accruals for premiums and assessments for unemployment insurance premiums, health premiums, Canada Pension Plan contributions, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of Shore Gold.

(g)

Authority Relative to this Agreement

Shore Gold has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Shore Gold and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Shore Gold and no other corporate proceedings on the part of Shore Gold are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Shore Gold and constitutes a valid and binding obligation of Shore Gold, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws relating to or affecting creditors’ rights generally and to general principles of equity.  Except as set out in the Shore Gold Disclosure Letter, the execution and delivery by Shore Gold of this Agreement and the performance by it of its obligations hereunder including completion of the transactions contemplated by the Plan of Arrangement, do not and will not:

(i)

result in a violation, breach or termination of any provision of:

(A)

its memorandum or articles;

(B)

any Law, subject to obtaining the Appropriate Regulatory Approvals; or

(C)

any Material Agreement by which it or any of its Subsidiaries is bound;

(ii)

(A) give rise to any right of termination of any Material Agreement to which Shore Gold or any of its Subsidiaries is a party, (B) accelerate the repayment of indebtedness, or cause any indebtedness to come due before its stated maturity, (C) result in the cancellation, suspension or alteration in the terms of any material license, permit or authority held by Shore Gold or any of its Subsidiaries, (D) give rise to any rights of first refusal, or trigger any provision of any Material Agreement to which Shore Gold or any of its Subsidiaries is a party relating to either (x) a change in control or influence or (y) any restriction or limitation under any Material Agreement to which Shore Gold or any of its Subsidiaries is a party, or (E) otherwise have a Material Adverse Effect on Shore Gold or any of its Subsidiaries;

(iii)

result in the imposition of any Lien upon any of its assets; or

(iv)

result in any payment (including severance, unemployment, compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Shore Gold or increase any benefits payable under any of Shore Gold’s Benefit Plans or result in the acceleration of time of payment or vesting of any benefits, other than the time of exercise of stock options.

Other than the Appropriate Regulatory Approvals and as set forth in the Shore Gold Disclosure Letter, and except for the filing of appropriate notices, applications and other documents with the TSX, or as required under Securities Legislation, Shore Gold is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licences, certifications, authorizations or approvals of, or notifications to, any Governmental Entity are required to be obtained by Shore Gold:  (i) in connection with the execution or delivery by Shore Gold of this Agreement or the performance by it of its obligations hereunder or the completion of any of the transactions contemplated herein or contemplated in the Plan of Arrangement, (ii) to avoid the loss of any licence, permit, authority or other authorization or (iii) in order that the authority of Shore Gold to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Plan of Arrangement.  Complete and correct copies of any agreements under which Shore Gold is obligated to request or obtain any such consent have been provided to Kensington.

(h)

No Defaults

Subject to obtaining the Appropriate Regulatory Approvals relating to Shore Gold and except as disclosed in the Shore Gold Disclosure Letter, neither Shore Gold nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party or by which it is bound which would, if terminated due to such default, cause a Material Adverse Effect on Shore Gold.

(i)

Board Matters

The board of directors of Shore Gold has determined unanimously that, as of the date of this Agreement, the Arrangement is fair to the Shore Gold Shareholders and is in the best interests of Shore Gold.

(j)

Disclosure Documents; Material Information

Each of the Shore Gold Disclosure Documents was, as of the date of filing, in compliance in all material respects with all applicable requirements under Securities Legislation and none of the Shore Gold Disclosure Documents, as of their respective filing dates, contained any Misrepresentation.  Since January 1, 2005, Shore Gold has filed all documents required to be filed by it pursuant to applicable Securities Legislation.  Shore Gold has no knowledge of any material information (as such term is defined in the TSX’s policy statements on timely disclosure and related guidelines as contained in the TSX Company Manual and National Policy No. 51-201) which has not been generally disclosed in accordance with its obligation to do so under the provisions of applicable Securities Legislation, other than disclosure relating to this Agreement and the Arrangement.

(k)

Financial Statements

The Shore Gold Financial Statements and, subject to the absence of complete notes and to normal year-end adjustments that would be made in the ordinary course of an audit and that would not be material, the interim unaudited financial statements of Shore Gold for the three month period ended March 31, 2005 and the six month period ended June 30, 2005:

(i)

have been prepared in accordance with GAAP applied on a basis consistent with the preceding fiscal period;

(ii)

present fairly, in all material respects, the assets, liabilities and financial condition of Shore Gold as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended;

(iii)

are in accordance with the books and records of Shore Gold;

(iv)

contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Shore Gold for the periods covered thereby;

(v)

contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Shore Gold; and

(vi)

have been prepared in accordance with applicable Securities Legislation.

Except as reflected in the Shore Gold Financial Statements and the Shore Gold Disclosure Documents, Shore Gold does not have any liabilities or obligations of any nature (absolute, accrued, unaccrued, contingent or otherwise)

other than those incurred in the ordinary course of business or those which would not have a Material Adverse Effect on Shore Gold.

(l)

Books and Records

The books, records and accounts of Shore Gold and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Shore Gold and its Subsidiaries and (iii) accurately and fairly reflect the basis for the Shore Gold Financial Statements.  Shore Gold has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets.

(m)

Tax Matters

Except as disclosed in the Shore Gold Disclosure Documents or the Shore Gold Disclosure Letter:

(i)

Shore Gold and each of its Subsidiaries has prepared in a true, correct and complete manner, and duly and timely filed or caused to be filed, all Tax Returns required to be filed by it (except if not yet due), have paid or caused to be paid, all material Taxes which are due and payable in all material respects, and have made adequate provision in the Shore Gold Financial Statements for the payment of all material Taxes not due and payable on or prior to December 31, 2004.  With respect to any period commencing after December 31, 2004, no liability for Taxes has arisen for Shore Gold or a Subsidiary of Shore Gold, except for Taxes arising in the ordinary course of its business;

(ii)

Shore Gold and each of its Subsidiaries have made adequate and timely instalments on account of material Taxes for each period ending on or prior to the date hereof to the extent required by applicable Law;

(iii)

Shore Gold and each of its Subsidiaries have in all material respects withheld from payments made to its past or present employees, officers and directors, and to non-residents, the required amount in respect of Taxes and other deductions to be withheld therefrom, and has remitted any material amounts so withheld to the applicable Governmental Entity within the required time periods under the applicable legislation;

(iv)

Shore Gold and each of its Subsidiaries have collected all material Taxes that it was required to collect and, as of the date hereof, all material Taxes (including in the nature of payroll or sales taxes) have been remitted to the applicable Governmental Entity within the required time period;

(v)

neither Shore Gold nor any of its Subsidiaries has received any material refund of Taxes or any material credit against Taxes from any relevant Governmental Entity to which it was not entitled and which has not been returned to any relevant Governmental Entity;

(vi)

all Tax Returns of Shore Gold and its Subsidiaries have been filed through and including the financial year ended December 31, 2004, and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, election or designation or the payment of any Taxes in respect of any financial year for which an assessment has not been issued;

(vii)

there is not now any Claim concerning any material Tax liability of Shore Gold or any of its Subsidiaries either:  (i) claimed or raised by any Governmental Entity in writing or (ii) as to which Shore Gold has knowledge;

(viii)

neither Shore Gold nor any of its Subsidiaries has entered into any Tax allocation, Tax indemnification or Tax sharing agreement in the past seven years;

(ix)

to Shore Gold’s knowledge, neither Shore Gold nor any of its Subsidiaries has any liability for the Taxes of any other Person under any applicable Tax Law as a transferee or successor, by contract, operation of Law or otherwise; and

(x)

Shore Gold is a “Canadian corporation” and a “taxable Canadian corporation” as such terms are defined in subsection 89(1) of the Tax Act.

(n)

Absence of Changes

Except for the transactions contemplated hereby or any change, condition, event or circumstance disclosed in the Shore Gold Disclosure Documents, as reserved against in the Shore Gold Financial Statements or as disclosed in the Shore Gold Disclosure Letter:  (A) Shore Gold has not been subject to any Material Adverse Change since December 31, 2004; and (B) since such date, Shore Gold and each of its Subsidiaries has conducted its business only in the ordinary and regular course of its business consistent with past practice and there has not occurred:

(i)

any issuance or sale of any Shore Gold Shares or other shares, options, warrants or securities of any type other than: (A) the issuance of 21,200,000 Shore Gold Shares pursuant to a prospectus offering completed on March 22, 2005; (B) the issuance of 1,571,000 Shore Gold Stock Options and the issuance of 388,500 Shore Gold Shares pursuant to the exercise of Shore Gold Stock Options; and (C) the issuance of 4,337,003 Shore Gold Shares on the exercise of outstanding warrants;

(ii)

any amendment or proposal to amend its memorandum or articles or any amendment of the Shore Gold Rights Plan or redemption or waiver of the application of the rights thereunder;

(iii)

any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of its outstanding shares, declaration of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(iv)

any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to Shore Gold;

(v)

any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to Shore Gold;

(vi)

any incurrence of indebtedness for money borrowed, or assumption, guarantee (other than indebtedness of Shore Gold or a wholly-owned Subsidiary of Shore Gold), endorsement or other liability or responsibility for the obligations of any other Person, or issuance or sale of any debt securities or securities convertible into or exchangeable for debt securities or any issuance or sale of options or other rights to acquire debt securities or any securities convertible into or exchangeable for any debt securities (other than the drawing of funds for operating purposes consistent with past practice);

(vii)

any creation or assumption of any mortgage, pledge, hypothec, security interest or Lien or other encumbrance on any asset or property;

(viii)

any grant to any officer or director of Shore Gold or of a Subsidiary of Shore Gold, of any compensation or any increase in compensation or in severance or termination pay, or entry into new, or amendments of existing, agreements respecting employment (including bonuses, pensions, insurance, benefits, and the granting of stock options, restricted stock awards, or stock appreciation rights) with any officer or director of Shore Gold or of a Subsidiary of Shore Gold, except as required under employment or termination agreements in effect on the date hereof or as may be required by Law or in the ordinary course of its business, consistent with past practice;

(ix)

in the case of employees who are not officers or directors, any taking of any action which is unreasonable or unusual with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable;

(x)

any adoption of or amendment to any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(xi)

any making of any loan, advance or capital contribution to or investment in any Person, other than: (i) loans or advances made in the ordinary course of its business, consistent with past practice and (ii) other loans and advances in an aggregate amount which does not exceed $500,000 outstanding at any time;

(xii)

any entering into, amendment of, relinquishment, termination or non-renewal by it of any Material Agreement to which Shore Gold or any of its Subsidiaries is a party, other than in the ordinary course of its business consistent with past practice;

(xiii)

any change in its accounting methods, principles or practices unless required by GAAP;

(xiv)

there has not been any revaluation by Shore Gold or any Subsidiary of Shore Gold of any material asset (including any writing down of the value of intangible assets or inventory or writing off of notes or accounts receivable but excluding marketable securities, intercompany debt and hedging contracts) other than in the ordinary course of business consistent with past practice;

(xv)

any damage, destruction or loss whether or not covered by insurance, that could reasonably be expected to have a Material Adverse Effect on Shore Gold; or

(xvi)

any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement untrue or incorrect as of the date when made.

(o)

Contracts and Commitments

Except as disclosed in this Agreement, in the Shore Gold Disclosure Documents or in the Shore Gold Disclosure Letter, all Material Agreements to which Shore Gold or any of its Subsidiaries is a party or by which any of them are bound (i)  are valid, binding, in full force and effect in all material respects and enforceable by Shore Gold or a Subsidiary of Shore Gold in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or any of the transactions contemplated thereby.  Except as specifically set forth in the Shore Gold Disclosure Letter, no Material Agreement to which Shore Gold or any of its Subsidiaries is a party commits Shore Gold or any of its Subsidiaries to a capital expenditure in excess of $500,000.

(p)

Compliance

Except as disclosed in this Agreement, in the Shore Gold Disclosure Documents or in the Shore Gold Disclosure Letter, Shore Gold is not in conflict with, or in default (including cross-defaults) or violation of:

(i)

its memorandum or articles;

(ii)

to its knowledge at the date hereof, any Law or permit applicable to it or any of its Subsidiaries or by which their properties or leasehold interests are bound or affected, which conflict, default or violation, in any case, has or may have a Material Adverse Effect on Shore Gold or could impede the completion of the Arrangement or the other transactions contemplated in this Agreement; or

(iii)

the provisions of any Material Agreement to which Shore Gold or any of its Subsidiaries is a party which conflict, default or violation, in any case, could have a Material Adverse Effect on Shore Gold or could impede the completion of the Arrangement or the other transactions contemplated in this Agreement.

(q)

Claims

Except as disclosed in the Shore Gold Disclosure Documents or in the Shore Gold Disclosure Letter and except for the aboriginal Claims referred to in paragraph (y) of this Schedule, there are no Claims existing, or, to the knowledge of Shore Gold, pending or threatened in writing against or involving Shore Gold, a Subsidiary of Shore Gold or their respective businesses, assets or properties which if adversely determined, would reasonably be expected to have a Material Adverse Effect on Shore Gold, including any material liability or obligation relating to the condition of the past and current explorations, operations and physical works, mine reclamation, waste management, environmental impacts or other environmental, health or safety matters of Shore Gold or any Shore Gold Subsidiary.

(r)

Property

Shore Gold and each of its Subsidiaries, as the case may be, has legal and beneficial, good and marketable title, applying customary standards in the mining industry, to its properties (other than property as to which Shore Gold or a Subsidiary of Shore Gold is a lessee, in which case it has a valid leasehold interest), including all the properties and assets reflected in the balance sheets forming part of the Shore Gold Financial Statements, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of its business, in each case subject to no Lien except:

(i)

liens permitted to be granted by Shore Gold and its Subsidiaries pursuant to the terms of Shore Gold’s agreement regarding its operating line of credit; or

(ii)

as is disclosed in the Shore Gold Disclosure Documents and the Shore Gold Disclosure Letter.

Such properties and assets constitute all the material properties and assets necessary to permit the operation of the businesses of Shore Gold and its Subsidiaries as presently conducted.

(s)

Title to Assets

To Shore Gold's knowledge,

(i)

none of Shore Gold, any Shore Gold Subsidiaries, nor any of their predecessors in interest, has done or failed to do any act or thing whereby any of the Shore Gold Assets are or will be liable or subject to termination, surrender, forfeiture, cancellation, alienation, reduction or penalty;

(ii)

except for Permitted Encumbrances, at the Effective Date the Shore Gold Assets will be free and clear of any encumbrance of any kind or character whatsoever created by, through or under Shore Gold, any Shore Gold Subsidiaries, or any of their predecessors in interest.

(t)

Mining Practices

To Shore Gold's knowledge:

(i)

all operations in respect of its Star Diamond Project have been conducted in all material respects in accordance with all applicable regulations; and

(ii)

Shore Gold has not received any written notice which remains in effect that any of the operations on the Shore Gold Claims have not been drilled in material compliance with all applicable laws and good mining industry practices, except for such matters that would not reasonably be expected to have a Material Adverse Effect on Shore Gold and that are described in the Shore Gold Disclosure Letter.

(u)

Insurance

(i)

Shore Gold maintains for itself and its Subsidiaries insurance with responsible and reputable insurers in those amounts and covering those risks and with those deductibles and other terms as are reasonable in the circumstances given Shore Gold's prospects and stage of development.  The coverage under each policy is in full force and effect and Shore Gold and its Subsidiaries are in good standing under those policies.

(ii)

Shore Gold has not received notice of, nor has it any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any Claim against Shore Gold or a Subsidiary of Shore Gold which is not fully covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on Shore Gold.

(v)

Environmental Compliance

Except as disclosed in this Agreement, in the Shore Gold Disclosure Documents or in the Shore Gold Disclosure Letter:

(i)

Shore Gold and each of its Subsidiaries is in substantial compliance with all applicable Environmental Laws;

(ii)

in connection with Environmental Activities, there is no notice of infraction, action, suit or proceeding, to the knowledge of Shore Gold, pending or threatened against, or in any other manner relating adversely to, Shore Gold or any of its Subsidiaries or their respective properties in any court or before any arbitrator of any kind or before or by any Governmental Entity, which, if adversely determined, would, singly or in the aggregate, have a Material Adverse Effect on Shore Gold;

(iii)

all material Environmental Permits which are necessary under any applicable Environmental Law for the ownership and operation by Shore Gold and its Subsidiaries of the real property, assets, mines and other facilities owned or used by Shore Gold and its Subsidiaries and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Permits or appeal, or to the knowledge of Shore Gold, any pending or threatened legal or administrative proceedings, and there are to the knowledge of Shore Gold, no proposals to amend, revoke or replace such material Environmental Permits;

(iv)

Shore Gold has not and is not, and to the knowledge of Shore Gold, no past or present lessee, owner, occupant, or licensee or other Person other than Shore Gold or a Subsidiary of Shore Gold has or is, engaged in any Environmental Activity at, upon, under, over, within or with respect to the real property owned or used by Shore Gold or a Subsidiary of Shore Gold in violation of any applicable Environmental Law which would lend to the imposition of liability on, or a remediation order against, Shore Gold or a Subsidiary of Shore Gold and which would have a Material Adverse Effect on Shore Gold;

(v)

no activities or operations of Shore Gold or a Subsidiary of Shore Gold are or have been subject to any judicial, administrative or other proceedings alleging a violation of any applicable Environmental Law which, if adversely determined, would have a Material Adverse Effect on Shore Gold;

(vi)

to the knowledge of Shore Gold, no activities or operations of Shore Gold or a Subsidiary of Shore Gold in respect of real property owned or used by Shore Gold or a Subsidiary of Shore Gold are the subject of investigation or written notice from any Governmental Entity requiring remedial action to respond to a Release of any Contaminant;

(vii)

to the knowledge of Shore Gold, neither Shore Gold nor a Subsidiary of Shore Gold has been or is involved in any operations or Environmental Activity in violation of any applicable Environmental Law which activities would lead to the imposition of liability on, or a remediation order against, Shore Gold or a Subsidiary of Shore Gold which would have a Material Adverse Effect on Shore Gold;

(viii)

neither Shore Gold nor a Subsidiary of Shore Gold has filed any written notice or report of a Release of a Contaminant with any Governmental Entity in respect of the real property owned or used by Shore Gold or any part thereof, the consequence of which Release would have a Material Adverse Effect on Shore Gold; and

(ix)

to the knowledge of Shore Gold, no order, instruction or direction of any Governmental Entity has been issued which required Shore Gold or a Subsidiary of Shore Gold to carry out any material environmental remediation of the real property owned or used by Shore Gold under any applicable Environmental Law and neither Shore Gold nor any Subsidiary of Shore Gold is subject to any material reclamation obligation or other site restoration obligation under any Environmental Law.

(w)

Intellectual Property

All trade-marks, copyrights and all other material intellectual property used by Shore Gold and its Subsidiaries in the operation of its businesses are owned or duly licensed by Shore Gold or the relevant Subsidiary and all moral rights therein of a material nature have been waived to the extent necessary to use the intellectual property in the manner so desired unless the failure to own or license would not have a Material Adverse Effect on Shore Gold.  To Shore Gold’s knowledge, the use by Shore Gold or its Subsidiaries of the intellectual property does not cause or involve the infringement, misuse or misappropriation of any rights of any other Person.

(x)

Benefit Plans

Except as disclosed in the Shore Gold Disclosure Documents or the Shore Gold Disclosure Letter:

(i)

Shore Gold has no material Benefit Plans;

(ii)

there are no outstanding violations or defaults thereunder nor any actions, Claims, or other proceedings, to the knowledge of Shore Gold, pending or threatened with respect to any of the Benefit Plans;

(iii)

no promise or commitment to increase benefits under the Benefit Plans has been made except as required by Law or pursuant to a collective agreement;

(iv)

to the extent required by Law, the Shore Gold Benefit Plans are registered, and have at all times been invested and administered substantially in accordance with applicable Law and regulatory policy and the terms of the Plans;

(v)

no event has occurred which would entitle any Person to terminate any Shore Gold Benefit Plan or adversely affect the Tax status of any Shore Gold Benefit Plan;

(vi)

to the knowledge of Shore Gold, there have been no withdrawals of surplus or contribution holidays except as permitted by Law and the terms of the Shore Gold Benefit Plans; and

(vii)

no Shore Gold Benefit Plan is under funded on either a going concern or a solvency basis as of the date of its most recent actuarial evaluation.

(y)

Aboriginal Claims

Except as disclosed in the Shore Gold Disclosure Documents or the Shore Gold Disclosure Letter:

(i)

none of Shore Gold or any of its Subsidiaries or real property, assets or operations of Shore Gold and its Subsidiaries are subject to any Claim by any First Nation relating to Shore Gold, any of its Subsidiaries or real property, assets or operations of Shore Gold or any of its Subsidiaries; and

(ii)

none of the Claims by any First Nation set out in the Shore Gold Disclosure Letter would reasonably be expected to be adversely determined so as to have a Material Adverse Effect on Shore Gold.

(z)

Issuance of Shore Gold Shares

The Shore Gold Shares to be issued pursuant to the Arrangement, including the Shore Gold Shares to be issued on the valid exercise of Kensington Options and Kensington Warrants following the Effective Time, will be duly and validly issued by Shore Gold on the date on which such shares are to be issued, and will, upon such issuance, be issued as fully paid and non-assessable shares.

(aa)

Resale of Shore Gold Shares

Based on current Securities Legislation and upon receipt of any relevant appropriate approval from Governmental Entities and regulatory authorities (including the approval of the TSX), the Shore Gold Shares to be issued pursuant to the Arrangement in any province of Canada to former Kensington Shareholders, and to be issued on the valid exercise of Kensington Options and Kensington Warrants following the Effective Time, will not be subject to any resale restrictions and no other document will be required to be filed, proceeding taken, registration effected or approval, permit, consent, authorization or authority obtained by Shore Gold or the Kensington Shareholders to whom such securities are issued under the Plan of Arrangement to permit the trading of such Shore Gold Shares by such Persons, provided that at the time of a trade by such Person:  (i) the trade is not a control distribution as such term is defined in Multilateral Instrument 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for such Shore Gold Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade and (iv) if the selling security holder is an insider or officer of Shore Gold, the selling security holder has no reasonable grounds to believe that Shore Gold is in default of securities legislation.

(bb)

Investment Canada Act

Shore Gold is not a “non-Canadian” for the purposes of, and within the meaning of, the Investment Canada Act.

(cc)

Disclosure

There is no fact known to Shore Gold which Shore Gold has not disclosed to Kensington orally or in writing or made available for review by Shore Gold as part of its due diligence investigations from time to time which has had or would reasonably be expected to have a Material Adverse Effect on Shore Gold or would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated in this Agreement.

(dd)

Technical Report

Shore Gold's Technical Report prepared by A.C.A Howe International Limited dated March 16, 2005, was at the date thereof, compliant in all material respects with National Instrument 43-101 and subsequent to such Technical Report Shore Gold has made disclosure of all material facts and material changes required to be disclosed with respect of Shore Gold's material assets.

(ee)

Financial

Shore Gold's:  (i) current assets, (ii) current liabilities and (iii) aggregate bank balance at its financial institutions are as set out in the Shore Gold Disclosure Letter.

(ff)

Flow-Through Expenses

Other than as described in the Shore Gold Disclosure Letter, Shore Gold has fulfilled in all material respects its obligations to incur and renounce exploration and development expenses with respect to subscription funds received pursuant to any flow-through common share subscription agreements to which Shore Gold is or has been a party.

SCHEDULE F

FOR IMMEDIATE RELEASE

Shore Gold Inc. and Kensington Resources Ltd. to Merge

Saskatoon, Saskatchewan and Vancouver, British Columbia – August 15, 2005 – Shore Gold Inc. (TSX: SGF) (“Shore”) and Kensington Resources Ltd. (TSX-V: KRT) (“Kensington”), two of Canada’s most advanced diamond exploration companies, announce that they have reached a definitive agreement to merge.  Under the terms of the agreement, Shore will offer 0.64 Shore common shares for each common share of Kensington.  Based on the closing price of Shore on August 12, 2005 of $5.45, this offer values Kensington at $3.49 per share representing a premium of 35% to Kensington based on both parties’ respective 30-day average closing share prices and a premium of 45% to Kensington’s closing share price on August 12, 2005.

“This is a truly synergistic combination that achieves our strategic goals and further consolidates the Fort à la Corne diamond trend under one public company.  Both shareholder groups will have an unparalleled opportunity to realize the growth potential of one of the largest diamond fields in the world.  We intend to aggressively pursue the development of the Star property and the adjoining FALC ground with our joint venture partners and to fully maximize the potential of the region.  Our goal is to create an exciting long term future for all stakeholders,” said Kenneth E. MacNeill, President and CEO of Shore Gold Inc.

“The combination of our two companies presents a wonderful opportunity for all stakeholders at Fort à la Corne. Kensington shareholders will benefit from exposure to the potential for the near-term development of a diamond mine at the Star Kimberlite, they will continue to participate in the aggressive development of the Fort à la Corne joint venture diamond project and they will realize an immediate premium to the current share price,” says Robert A. McCallum, President and CEO of Kensington Resources Ltd. “With Board and management participation in the new entity, Kensington’s people will be an integral part of the organization going forward.”

Highlights of the combined company include:

Consolidation of the Highly Prospective Fort à la Corne Region

•

Fort à la Corne is one of the world’s largest diamond-bearing kimberlite fields with proven macrodiamond and large stone potential

•

Compelling combination of Shore’s 100% interest in the Star Kimberlite with over 240 million tonnes of kimberlite grading 15.7 cpht and Kensington’s 42.245% interest in 63 kimberlite bodies including over 369 million tonnes of kimberlite with 35 million carats identified to date

Aggressive Exploration and Development Plan

•

Combined company will have a cash position of approximately $175 million ($220 million fully diluted), with no debt, to aggressively pursue its exploration and development plans

•

$21 million has been budgeted by Shore for 2005 to advance the Star pre-feasibility study (total budget of $44 million with expected completion in 2007)

•

$26.5 million has been budgeted by Kensington and the other FALC joint venture partners for the 2005 exploration program for the Fort à la Corne joint venture diamond project as part of an aggressive three year plan to identify 70 million carats and advance to a pre-feasibility decision

•

Combined company’s FALC joint venture interest will continue to benefit from the expertise, resources and technical skills of De Beers, the global leader in the diamond industry

Synergy Potential

•

Potential for significant development synergies and operational economies of scale

•

Combined company will have a market capitalization of over $780 million, increased trading liquidity, a larger, more diverse shareholder base and an enhanced profile both domestically and internationally, all of which are expected to provide it with better access to capital

Strong Management and Board

•

Kenneth MacNeill will be the President and CEO and will lead an integrated management team

•

James R. Rothwell (former President of BHP Diamonds Inc.) will be non-executive Chairman of the combined board of directors

•

The eight-member board of directors will consist of five existing Shore directors (Kenneth MacNeill, Arnie Hillier, Neil McMillan, Ronald Walker, Harvey Bay) and three Kensington nominees (James R. Rothwell, Robert McCallum and William Stanley)

Strong Sponsorship

•

Newmont is highly supportive of this transaction and has confirmed their desire to maintain a 9.9% interest in the combined company

“As a major shareholder of Shore we fully support the combination of Shore and Kensington. It will give the combined shareholders the benefits of Shore’s exciting, wholly owned development project and the exploration potential on the FALC joint venture’s 63 already known kimberlites. The economies of scale to be realized from this merger could also be significant,” said Mr. Pierre Lassonde, President of Newmont Mining Corp.

“Having been involved in the very successful early development of the Canadian diamond industry, it is exciting now to participate in the huge potential for development of Saskatchewan diamonds,” says Jim Rothwell, Chairman of Kensington Resources Ltd.

Transaction

The merger will occur by way of a Plan of Arrangement (the “Arrangement”) to be approved at a special meeting of Kensington securityholders expected to be held on or before October 27, 2005.  The formal information circular containing the details and conditions of the Arrangement is expected to be mailed to Kensington securityholders in September 2005.  The Board of Directors of Kensington has unanimously approved the arrangement agreement and is recommending that securityholders vote in favour of the arrangement at the Kensington securityholders’ meeting.  Kensington’s Board of Directors has received a fairness opinion from BMO Nesbitt Burns stating that the consideration to be received under the Arrangement is fair, from a financial point of view, to Kensington shareholders.  Shore has entered into agreements with Kensington’s directors and officers whereby such shareholders have agreed to vote in favour of the Arrangement.  Upon closing, Kensington’s outstanding warrants and options would be replaced with Shore warrants and options with equivalent terms on the basis of the exchange ratio for common shares of Kensington under the Arrangement.

Upon completion of the merger, Shore will have approximately 145 million shares outstanding (162 million fully diluted) and the basic ownership split will be approximately 65% Shore and 35% Kensington.

The transaction is conditional on approval from a minimum of 66 2/3% of the votes cast at the Kensington securityholders’ meeting and on the receipt of all necessary regulatory and court approvals.  The definitive agreement is not subject to a due diligence condition.

Pursuant to the agreement, Kensington has agreed not to solicit third party interest regarding an alternative acquisition of Kensington (a “Competing Business Transaction”), subject to fiduciary obligations.  Kensington and Shore have each agreed to pay a break-fee of $7.0 million, payable in certain circumstances, including by Kensington where Kensington concludes a Competing Business Transaction.

Shore has retained Genuity Capital Markets to act as Shore’s financial advisor and Bennett Jones LLP to act as Shore’s legal advisor.

Kensington's Board of Directors has established a Special Committee to evaluate the combination and to make a recommendation to the Kensington Board of Directors. Kensington's Special Committee has retained BMO Nesbitt Burns to act as its financial advisor and Lawson Lundell LLP to act as its legal advisor.

Conference Call

A conference call is scheduled for Monday, August 15 at 2:00 p.m. Eastern time.  The call-in number is:

•

North American toll-free: 1-866-250-4877

A replay of this conference call will be available from Monday, August 15 until September 5, 2005. The replay number is:

•

Replay Number: 1-877-289-8525

•

Passcode: 21134300

Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of Shore trade on the TSX Exchange under the trading symbol “SGF”.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%).  Shares of Kensington trade on the TSX Venture Exchange under the trading symbol “KRT”.

Cautionary Statements

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, which are beyond Shore's control, including the impact of general economic conditions and the price of diamonds. Shore's actual results and performance could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Shore will derive from them.

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities.  Investors and securityholders are strongly advised to read the arrangement agreement, plan of arrangement and the information circular to be sent to Kensington securityholders in connection with the special meeting, as well as any amendments and supplements to those documents, when they become available because they will contain important information.

For further information, please contact:

Shore Gold Inc.

Kensington Resources Ltd.

Kenneth E. MacNeill

Robert A. McCallum

President & CEO

President & CEO

(306) 664-2202

(604) 682-0020

or

or

Wade MacBain

Mel Gardner

Investor Relations

Manager, Investor Relations

(306) 664-2202

1-800-710-6083

Neither the Toronto Stock Exchange nor the TSX Venture Exchange have reviewed or accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 19, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director